   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1994.
                                                       REGISTRATION NO. 33-51571
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              BOWATER INCORPORATED
             (Exact name of registrant as specified in its charter)

             DELAWARE                      62-0721803
   (State or other jurisdiction         (I.R.S. Employer
of incorporation or organization)     Identification No.)

                             55 EAST CAMPERDOWN WAY
                              POST OFFICE BOX 1028
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (803) 271-7733
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              WENDY C. SHIBA, ESQ.
                    SECRETARY AND ASSISTANT GENERAL COUNSEL
                              BOWATER INCORPORATED
                             55 EAST CAMPERDOWN WAY
                              POST OFFICE BOX 1028
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (803) 271-7733
 (Name, address, including zip code, and telephone number, including area code, of agent for service of process)
      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

               JAMES M. SHOEMAKER, JR., ESQ.                                  DAVID O. BROWNWOOD, ESQ.
          WYCHE, BURGESS, FREEMAN & PARHAM, P.A.                               CRAVATH, SWAINE & MOORE
                  44 EAST CAMPERDOWN WAY                                           WORLDWIDE PLAZA
                    POST OFFICE BOX 728                                           825 EIGHTH AVENUE
           GREENVILLE, SOUTH CAROLINA 29602-0728                              NEW YORK, NEW YORK 10019
                      (803) 242-3131                                               (212) 474-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, check the following box. ( )
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED JANUARY 28, 1994
P R O S P E C T U S
                          3,000,000 DEPOSITARY SHARES

                       [company logo appears here, see appendix]

             EACH REPRESENTING A ONE-FOURTH INTEREST IN A SHARE OF
                        % SERIES C CUMULATIVE PREFERRED STOCK
                             PAR VALUE $1 PER SHARE
     Each of the 3,000,000 Depositary Shares offered hereby (the Depositary
Shares) represents a one-fourth interest in a share of    % Series C Cumulative
Preferred Stock, par value $1 per share (Series C Preferred Stock), of Bowater Incorporated (the Company) to be deposited with Trust Company Bank, as the Depositary, and entitles its holder to that proportion of the rights and preferences of the Series C Preferred Stock (including dividend, voting, and liquidation rights) represented thereby. The proportionate dividend per annum
and liquidation preference of each Depositary Share are $       and $25,
respectively. The Depositary Shares are evidenced by the Depositary Receipts (as defined herein). See Description of Depositary Shares.
     Dividends on the Series C Preferred Stock are cumulative from the date of initial issuance and are payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing April 15, 1994. See Description of Series C Preferred Stock -- Dividends.

     The Series C Preferred Stock will not be redeemable prior to February   ,
1999. On or after that date, the Series C Preferred Stock will be redeemable at the option of the Company, in whole or in part, at $100 per share (equivalent to $25 per Depositary Share) plus accrued and unpaid dividends (whether or not declared) to the redemption date. The Series C Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See Description of Series C Preferred Stock -- Optional Redemption.
See Certain Investment Considerations for certain considerations relevant to the Depositary Shares offered hereby.
     The offering of Series C Preferred Stock is being conducted at approximately the same time as an offering of approximately $100 million of
    % PRIDES, Series B Convertible Preferred Stock, par value $1 per share
(the Series B Convertible Preferred Stock). The closings of the two offerings are not contingent upon each other. The Series C Preferred Stock will rank, as to payment of dividends and distribution of assets upon liquidation, PARI
PASSU with the Company's LIBOR Preferred Stock, Series A, and the Series B Convertible Preferred Stock. Application has been made to list the Depositary Shares on the New York Stock Exchange (NYSE). The Series C Preferred Stock will not be so listed, and the Company does not expect that there will be any trading market for the Series C Preferred Stock except as represented by the Depositary Shares.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. [CAPTION]

                                                                PRICE TO                UNDERWRITING              PROCEEDS TO
                                                               PUBLIC (1)               DISCOUNT (2)             COMPANY (1)(3)
Per Depositary Share..................................             $                         $                         $
Total (4).............................................             $                         $                         $

(1) Plus one-fourth of accrued dividends, if any, on the shares of Series C Preferred Stock from the date of initial issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See Underwriting.
(3) Before deducting expenses payable by the Company estimated to be approximately $262,000.
(4) The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional Depositary Shares at the price to public, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount, and Proceeds to Company
    will be $      , $      and $      , respectively. See Underwriting.
    The Depositary Shares are offered by the Underwriters, as specified herein, subject to prior sale when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Depositary Receipts evidencing the Depositary Shares
offered hereby will be made in New York, New York, on or about          , 1994.
MERRILL LYNCH & CO.
          SALOMON BROTHERS INC
                     KIDDER, PEABODY & CO.
                               INCORPORATED
                                       PRUDENTIAL SECURITIES
                                                  INCORPORATED
                                                      SMITH BARNEY SHEARSON INC.
   This Prospectus is printed on recycled paper manufactured by the Company.
               The date of this Prospectus is            , 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                             AVAILABLE INFORMATION
     Bowater Incorporated (the Company) is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 1934 Act), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the Commission). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request addressed to the Securities and Exchange Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange Incorporated, 301 Pine Street, San Francisco, California 94104.
     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the Registration Statement) under the Securities Act of 1933, as amended (the Securities Act), in connection with this offering. In accordance with the relevant rules and regulations of the Commission, this Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements contained herein concerning provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information, reference is hereby made to the Registration Statement.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     There are hereby incorporated by reference into this Prospectus, and made a part hereof, the following documents previously filed with the Commission pursuant to the 1934 Act (Commission File No. 1-8712):
          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1992.
          2. The Company's Amendment to Annual Report on Form 8, dated April 12, 1993.
          3. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended April 3, 1993, July 3, 1993, and October 2, 1993.
          4. The Company's Current Report on Form 8-K, dated January 18, 1994. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or
15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Depositary Shares made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     The Company hereby undertakes to provide without charge to each person, including any beneficial owner of Depositary Shares, to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of all the documents referred to above that have been or will be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Ms. SuAnne B. Aune,
Director -- Investor Relations, Bowater Incorporated, 55 East Camperdown Way, Post Office Box 1028, Greenville, South Carolina 29602 (telephone (803) 271-7733).
                                       2

     UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. ALL TONNAGE INFORMATION IN THIS PROSPECTUS IS BASED ON THE SHORT TON UNIT OF WEIGHT (EQUIVALENT TO 2,000 POUNDS). EXCEPT AS OTHERWISE INDICATED, ALL REFERENCES TO THE COMPANY INCLUDE REFERENCES TO THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES. FOR THE DEFINITION OF CERTAIN TECHNICAL TERMS USED HEREIN, SEE TECHNICAL GLOSSARY.
                                  THE COMPANY
     The Company is a major producer of world-traded wood fiber products, including virgin and recycled content printing papers. The Company is:

(bullet) the largest United States and third largest North American manufacturer of newsprint, having produced approximately 1.6 million tons of newsprint in 1992,
(bullet) a major producer of coated and uncoated groundwood specialty paper for magazines, catalogs, printed promotional pieces, directories and other similar uses, having produced approximately 642,000 tons of coated and uncoated groundwood specialty paper in 1992,
(bullet) a leading converter of paper into communication papers used in computers and other business applications, having converted paper into approximately 204,000 tons of business forms in 1992, and
(bullet) a supplier of market pulp and lumber products, having produced approximately 331,000 tons of market pulp and 191.6 million board feet of lumber in 1992.

     Approximately 82 percent of the Company's 1992 sales were made in the United States, with the balance made in export markets. Generally the Company markets and distributes its products in the United States through its own sales force and in the export markets through independent agents.
     The Company's objective is to become the leading worldwide supplier of a broad range of groundwood based paper products. To achieve this objective, the Company focuses on product quality, customer service and costs. The Company strives to remain a low cost producer and distributor in each of its product categories and believes that its abundant fiber base, stable and well-trained work force and strategic mill locations support this goal. The Company believes that its attention to quality and commitment to customer service and satisfaction have made it a preferred supplier in many of its market segments.
     Recently, the Company has sought to enhance its margins by increasing the percentage of higher value-added products in its product base and by introducing new products. The Company has redirected some of its newsprint manufacturing capacity to the manufacture of directory and other uncoated groundwood specialty papers, which typically generate higher margins than newsprint. The Company also manufactures a significant portion of the uncoated groundwood specialty paper used in its communication papers converting business.
     The Company is a leader in utilizing post-consumer wastepaper in the manufacture of certain of its products. Due to new legislation and consumer preference, the demand for newsprint and uncoated groundwood specialty paper containing recycled fiber has increased significantly in recent years. The Company believes that its ability to produce paper with recycled content has become an important competitive factor.
     The Company operates four paper mills and two sawmills in the United States and one paper mill and one sawmill in Canada. These operations are fully integrated and are supported by approximately 4.0 million acres of timberlands (almost all of which are owned by the Company). The Company has invested approximately $1.1 billion in its facilities since 1988, principally to improve their efficiency and to add production and recycling capacity. As of June 1993, five of the Company's nine newsprint machines were ranked among the top twelve most efficient in the industry. As a result, the Company believes it is well positioned to take advantage of improvements in its primary markets when and if they occur.
     The Company was incorporated in Delaware in 1964. The Company's principal executive offices are located at 55 East Camperdown Way, Greenville, South Carolina 29601 (telephone (803) 271-7733).
                                       3

                              RECENT DEVELOPMENTS
     On January 18, 1994, the Company reported net income for the fourth quarter of 1993 of $4.9 million, or $.12 per share, on net sales (meaning sales net of distribution costs) of $340.4 million. Included in the quarter's results were a pre-tax gain of $48.9 million ($30.6 million, or $.84 per share, after tax) on the sale of approximately 68,000 acres of non-strategic real property holdings and a charge of $10.0 million before tax ($6.3 million, or $.17 per share, after tax) for costs related to companywide personnel reductions. This compares to a net loss for the fourth quarter of 1992 of $20.9 million, or $.59 per share, on net sales of $363.2 million. The Company's operating loss for the fourth quarter of 1993 was $19.8 million, as compared with an operating loss of $12.5 million for the fourth quarter of 1992.
     For the twelve months ended December 31, 1993, the Company incurred a net loss of $64.5 million, or $1.84 per share, on net sales of $1.35 billion. This compares to a loss before accounting changes of $92.9 million, or $2.64 per share, on net sales of $1.36 billion for 1992. The Company's operating loss was $63.3 million for the twelve months ended December 31, 1993 (which included $20.0 million of restructuring charges), as compared with an operating loss of $74.1 million in 1992 (which included $5.0 million of restructuring charges).
                                USE OF PROCEEDS



     The net proceeds to the Company from the sale of the Depositary Shares, after deducting expenses estimated to be approximately $262,000, will
be approximately $   million ($   million if the Underwriters' over-allotment
option is exercised in full). The offering of the Depositary Shares is being conducted at approximately the same time as an offering of approximately
$100 million of the Company's Series B Convertible Preferred Stock, from which the Company estimates the net proceeds to the Company to be approximately
$   million. The closings of the two offerings are not contingent upon each other.

     The Company intends to use the net proceeds from the two offerings to fund capital expenditures and other costs in the following order of priority: (i) approximately $105 million for the construction of a recovery boiler at its Calhoun, Tennessee, mill, expected to be completed and funded in the second quarter of 1994; (ii) approximately $32 million to fund capital expenditures and other costs incurred in connection with the previously announced closure of certain obsolete facilities at its Millinocket, Maine, facility; and (iii) approximately $10 million to fund the costs associated with its recently announced reduction in personnel. Any remaining net proceeds will be used for general corporate purposes. Pending these applications, the Company plans to invest the proceeds from the offerings in short-term, investment-grade securities.
     If the sale of Series B Convertible Preferred Stock does not occur, or if the proceeds from this offering of Depositary Shares and the anticipated sale of Series B Convertible Preferred Stock are inadequate to fund the above items in full, then the Company plans to use its other sources of available liquidity to fund the capital expenditures and costs set forth above. See Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources.
                                       4

                       CERTAIN INVESTMENT CONSIDERATIONS
     PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE PURCHASING THE DEPOSITARY SHARES OFFERED HEREBY.
INDUSTRY CONDITIONS AND COMPETITION
     The Company's operating results reflect the general cyclical pattern of the pulp and paper industry. Most of the Company's products are world-traded commodity products. Consequently, the Company, like other suppliers to this market, has little direct influence over the timing and extent of price changes. Product pricing is significantly affected by the relationship between industry supply and demand, with the former influenced primarily by fluctuations in available manufacturing capacity and the latter by the health of the economy in general and the strength of print media in particular. See Business.
     The markets for the Company's products are highly competitive, with a number of major companies competing in each market. Certain of the Company's competitors may have greater financial resources than the Company. In addition, some of the Company's competitors are currently lower cost producers in some of the businesses in which the Company operates, including newsprint. The Company competes with Canadian, European and United States producers in most of its product lines. Variations in the exchange rate between the United States dollar and other currencies, particularly those of Canada, Sweden, and Finland, significantly affect the relative competitive position of the Company as compared to many of its competitors. See Business -- Competition.
     Trends in electronic data transmission and storage could adversely impact traditional print media, including products of the Company's customers; however, neither the timing nor extent of these trends can be predicted with certainty. Industry reports indicate that the Company's newspaper publishing customers in North America have experienced some loss in market share to other forms of media and advertising, such as direct mailings and newspaper inserts (both of which are end uses for other selected Company products) and cable television. These customers are also facing a decline in newspaper readership, circulation and advertising lineage. The Company does not believe that this is the case in most overseas markets.
RECENT OPERATING RESULTS
     The Company reported a net loss of $82 million in 1992, its first net loss since becoming an independent, publicly traded company in 1984. This loss followed record and near record net income years in 1988 and 1989 of $164 million and $145 million, respectively. Losses have continued in 1993 with the Company reporting a net loss for the first nine months of $69 million. In response to these results, the Company has adopted an ongoing program to maximize cash flow that involves: (i) improving the manner in which the Company markets and sells its products; (ii) increasing operating efficiencies and productivity to reduce costs; (iii) eliminating certain high-cost operations and reducing personnel; (iv) reducing non-essential capital spending; (v) selling non-strategic assets; and (vi) reducing the Company's Common Stock dividend by 50 percent. See Business and Management's Discussion and Analysis of Financial Condition and Results of Operations.
     The Company's financial condition and results of operations will continue to be sensitive to prevailing economic conditions and other factors beyond the Company's control, such as the level of pricing, demand for its products, interest rates, and currency exchange rates.
INDEBTEDNESS; LIMITATIONS ON ABILITY TO DECLARE DIVIDENDS
     At October 2, 1993, the Company had approximately $1.1 billion of long-term debt outstanding. The Company could, subject to compliance with the covenants contained in its debt instruments, incur other indebtedness in the future.
     For the nine-month period ended on October 2, 1993, the Company's earnings before interest, taxes, depreciation and amortization (EBITDA) were $78.3 million. For the same period, the Company's interest expense, net of capitalized interest, was $73.6 million and dividend payments on its LIBOR Preferred Stock, Series A, were $1.7 million. If the Depositary Shares and Series B Convertible
Preferred Stock had been outstanding, an additional $      million in dividends
would have accrued during that period. See Capitalization and Selected Financial and Operating Data. In addition, the Company could incur interest on its future borrowings, if any.
     The Company's ability to pay dividends on any of its Preferred Stock, including the shares of Series C Preferred Stock, and on its Common Stock will depend on its maintaining adequate net worth and compliance with the required ratio of total debt to total capital as defined in and required by the Company's current credit agreement (the Credit Agreement). The Credit Agreement requires the Company to maintain a minimum net worth (generally defined therein as common shareholders' equity plus any outstanding Preferred Stock) of $750 million. In addition, the Credit Agreement imposes a maximum 60
                                       5
percent ratio of total debt to total capital (defined therein as total debt plus net worth). At October 2, 1993, the net worth of the Company and the ratio of total debt to total capital were $806.6 million and 58 percent, respectively. The Company's net worth and the ratio of total debt to total capital will improve as a result of the sale of the Depositary Shares and, if it occurs, the sale of the Series B Convertible Preferred Stock.
     See Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.
LIQUIDITY
     Since becoming an independent, publicly traded company in 1984, the Company has relied upon both internal and external sources of funds. Beginning in 1990, however, deteriorating economic conditions in the Company's major markets have adversely affected operating cash flows. These conditions, when combined with the costs associated with the acquisition of Great Northern Paper, Inc. (GNP), at year-end 1991, have prompted the Company to place more emphasis upon external sources of funds for its operating, financial and capital requirements.

     The Company's Credit Agreement, under which no amounts were borrowed as of December 31, 1993, expires in December 1995 and is used to meet working capital requirements. The Company's ability to borrow under the Credit Agreement is dependent upon compliance with the covenants therein. One of these covenants requires a 12-month ratio of EBITDA to interest expense of not less than 1.0. The Company's 12-month ratio of EBITDA to interest expense was approximately 1.0 for the year ended December 31, 1993. The Company has entered into an amendment to the Credit Agreement that waives compliance with this covenant to, but not including, December 31, 1994, at which time the covenant will be reinstated. The Company's ability to comply with the interest coverage covenant when reinstated on December 31, 1994, will substantially depend upon the Company's ability to maintain approximately the same level of EBITDA the Company achieved through the first nine months of 1993. There are no assurances that the Company will be able to maintain or enhance such levels of EBITDA or that the Company will be able to comply with the covenants contained in the Credit Agreement in the future. See Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.

     In anticipation of raising additional equity capital through the sale of the Depositary Shares and the Series B Convertible Preferred Stock being offered at approximately the same time, the Company determined that it would not need the full $250 million credit line currently provided by the Credit Agreement. Therefore, at the Company's request, the Credit Agreement amendment further provides that such credit line will automatically be reduced from $250 to $200 million on March 31, 1994, if the Company shall have received by that time at least $150 million of net cash proceeds from the issuance by the Company of capital stock.
ENVIRONMENTAL REGULATION
     The Company and its operations are subject to a wide range of general and industry-specific environmental laws and regulations relating to, among other matters, air emissions, wastewater discharges, waste management and landfill sites. Compliance with these laws and regulations is an important factor in the Company's business. The Company will continue to incur capital and operating expenditures to maintain compliance with applicable environmental laws and to meet new regulatory requirements, including proposed regulations announced on November 1, 1993, by the United States Environmental Protection Agency (the
EPA). The regulations, if adopted as currently proposed, will require compliance by 1998 and incurrence by the Company of an estimated $150 million in capital expenditures through 1998. The ultimate financial impact of the proposed regulations on the Company will depend upon the nature of the final regulations, the timing of required implementation, the cost of available technology, the development of new technology, and the determination by the Company as to whether to maintain certain production levels or operate certain equipment.
     Management believes that the Company is in substantial compliance with all current regulations governing air emissions, wastewater discharges, waste management and landfill sites. Expenditures to comply with proposed and future laws and regulations could have an adverse effect on the Company's business and financial condition.
     See Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters and -- Legal Proceedings.
                                       6

                                 CAPITALIZATION
     The following table sets forth the Company's capitalization at October 2, 1993, on an historical basis and as adjusted to give effect to (i) the sale of the Depositary Shares and (ii) the sale of the Series B Convertible Preferred Stock as if these sales had occurred on such date. See Use of Proceeds.

                                                                                                        OCTOBER 2, 1993
                                                                                                     ACTUAL       AS ADJUSTED
                                                                                                     (DOLLARS IN THOUSANDS)
Total debt, including current installments......................................................   $1,133,136     $ 1,133,136
Deferred income taxes...........................................................................      269,482         269,482
Minority interests in subsidiaries..............................................................      146,960         146,960
LIBOR Preferred Stock, Series A, par value $1 per share, 1,500,000 shares outstanding,
  $75,000,000 aggregate liquidation value.......................................................       74,341          74,341
Shareholders' equity:
  % Series C Cumulative Preferred Stock, par value $1 per share,        shares outstanding,
  $       aggregate liquidation value offered hereby............................................           --
  % PRIDES, Series B Convertible Preferred Stock, par value $1 per share,   shares outstanding,
  $       aggregate liquidation value (1).......................................................           --
  Common Stock, par value $1 per share, 36,908,172 shares issued (2)............................       36,908          36,908
  Additional paid-in capital....................................................................      332,553         332,553
  Retained earnings.............................................................................      390,116         390,116
  Equity adjustment from foreign currency translation...........................................       (1,614)         (1,614)
  Loan to ESOT..................................................................................      (11,648)        (11,648)
  Treasury stock, at cost.......................................................................      (14,054)        (14,054)
     Total shareholders' equity.................................................................      732,261
          Total capitalization..................................................................   $2,356,180     $

(1) The Series B Convertible Preferred Stock has not yet been issued. Issuance is expected to occur at approximately the same time as the issuance of shares of Series C Preferred Stock, but the offering of Depositary Shares and the offering of Series B Convertible Preferred Stock are not contingent on each other. Any issuance of the Series B Convertible Preferred Stock will be subject to certain closing conditions and there can be no assurance that the Series B Convertible Preferred Stock will be issued, if at all, at the time, in the amount or on the terms shown.
(2) Excludes shares reserved for issuance upon the exercise of options.
                                       7

                     SELECTED FINANCIAL AND OPERATING DATA
     The selected financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1992, are derived from the Company's consolidated financial statements, which have been audited by KPMG Peat Marwick, independent certified public accountants. The Company's consolidated financial statements for each of the years in the three-year period ended December 31, 1992, and the report thereon are incorporated by reference into this Prospectus. The unaudited selected financial data presented below for the nine-month periods ended October 2, 1993, and September 26, 1992, and as of October 2, 1993, and September 26, 1992, are derived from the Company's unaudited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal, recurring adjustments) necessary to state fairly the information included therein in accordance with generally accepted accounting principles. The Company's unaudited consolidated financial statements as of October 2, 1993, and for the nine-month periods ended October 2, 1993, and September 26, 1992, are incorporated by reference into this Prospectus. The results of operations for the nine-month period ended October 2, 1993, are not necessarily indicative of the results to be expected for the full year.
                     SELECTED FINANCIAL AND OPERATING DATA

                                                  NINE MONTHS ENDED
                                             OCTOBER 2,    SEPTEMBER 26,                YEAR ENDED DECEMBER 31,
                                              1993 (1)       1992 (1)       1992 (1)     1991 (1)       1990         1989
                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Sales:
    Pulp, paper and related products
      Newsprint............................   $  459.5       $   479.4      $  662.2     $  601.4     $  617.2     $  645.3
      Directory and uncoated specialties...      154.8            92.3         124.7           --           --           --
      Coated paper.........................      236.3           217.7         296.1        259.9        279.0        279.2
      Pulp.................................       70.8           100.2         136.4        138.0        170.7        182.6
      Lumber, stumpage and other products..       72.0            57.6          79.5         34.3         32.6         32.7
      Total pulp, paper and related
         products..........................      993.4           947.2       1,298.9      1,033.6      1,099.5      1,139.8
    Communication papers...................      145.9           155.2         207.5        254.9        280.9        310.2
    Eliminations...........................      (17.5)           (7.4)        (12.5)          --           --           --
         Total sales.......................   $1,121.8       $ 1,095.0      $1,493.9     $1,288.5     $1,380.4     $1,450.0
  Operating income (loss):
    Pulp, paper and related products.......   $  (20.4)(2)   $   (38.9)     $  (46.1)    $  108.4     $  183.0     $  284.6
    Communication papers...................       (7.0)           (2.3)         (2.3)        14.4         11.4         17.5
    Corporate expenses.....................      (16.1)          (20.4)(3)     (25.7)(3)    (19.1)       (19.5)       (21.6)
      Total operating income (loss)........   $  (43.5)      $   (61.6)     $  (74.1)    $  103.7     $  174.9     $  280.5
  Interest expense, net of capitalized
    interest...............................   $   73.6       $    55.0      $   78.2     $   42.0     $   41.3     $   22.3
  Provision for income taxes...............      (37.5)          (49.5)        (63.6)        25.4         52.3         93.9
  Net income (loss)........................      (69.4)          (61.1)        (82.0)        45.6         78.4        144.6
  Fully diluted earnings (loss) per
    share..................................   $  (1.96)      $   (1.75)     $  (2.34)    $   1.15     $   2.05     $   3.86
  Ratio of earnings to combined fixed
    charges and preferred dividends (4)....        N/M             N/M           N/M         2.0x         3.1x         4.9x
BALANCE SHEET DATA:
  Working capital..........................   $  153.2       $   (41.5)(5)  $  193.3     $  103.7     $   59.7     $  111.8
  Timber and timberlands...................      441.6           437.4         432.6        414.1        297.9        285.7
  Total assets.............................    2,747.5         2,702.9       2,881.6      2,780.0      2,297.9      2,284.2
  Total debt...............................    1,133.1           933.9       1,134.3        864.5        498.2        532.4
  LIBOR Preferred Stock, Series A..........       74.3            74.2          74.3         74.2         74.1         74.0
  Common shareholders' equity..............      732.3           850.5         818.0        942.6        935.5        907.1

                                               1988

INCOME STATEMENT DATA:
  Sales:
    Pulp, paper and related products
      Newsprint............................  $  671.3
      Directory and uncoated specialties...        --
      Coated paper.........................     269.7
      Pulp.................................     153.2
      Lumber, stumpage and other products..      37.2
      Total pulp, paper and related
         products..........................   1,131.4
    Communication papers...................     279.0
    Eliminations...........................        --
         Total sales.......................  $1,410.4
  Operating income (loss):
    Pulp, paper and related products.......  $  345.0
    Communication papers...................       9.7
    Corporate expenses.....................     (20.6)
      Total operating income (loss)........  $  334.1
  Interest expense, net of capitalized
    interest...............................  $   32.8
  Provision for income taxes...............     110.1
  Net income (loss)........................     164.3
  Fully diluted earnings (loss) per
    share..................................  $   4.37
  Ratio of earnings to combined fixed
    charges and preferred dividends (4)....      7.0x
BALANCE SHEET DATA:
  Working capital..........................  $   68.1
  Timber and timberlands...................     273.5
  Total assets.............................   1,880.5
  Total debt...............................     293.2
  LIBOR Preferred Stock, Series A..........      73.9
  Common shareholders' equity..............     826.9

                                                  NINE MONTHS ENDED
                                             OCTOBER 2,    SEPTEMBER 26,                YEAR ENDED DECEMBER 31,
                                              1993 (1)       1992 (1)       1992 (1)     1991 (1)       1990         1989
                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OTHER DATA:
  Depreciation, amortization and cost
    of timber harvested....................   $  121.8       $   118.4      $  161.9     $  132.0     $  117.5     $  106.7
  Cash flow from operations................      (43.0)(6)        78.1(6)      109.5(6)     156.6        238.4        327.3
  Capital expenditures, including
    timberlands............................       88.0           104.9(7)      156.0(7)     465.1(7)     214.1        423.4
  Common shareholders' equity per share....   $  20.12       $   23.50      $  22.55     $  26.21     $  26.24     $  25.37
  Cash dividends declared per share of
    Common Stock...........................   $    .45       $     .90      $   1.20     $   1.20     $   1.20     $   1.14
  Shipments (thousands of short tons):
    Newsprint..............................      1,073           1,190         1,631        1,244        1,266        1,278
    Directory and uncoated specialties.....        252             142           191           --           --           --
    Coated paper...........................        339             328           447          346          352          343
    Pulp...................................        216             233           318          317          300          261

                                               1988

OTHER DATA:
  Depreciation, amortization and cost
    of timber harvested....................  $   98.0
  Cash flow from operations................     324.3
  Capital expenditures, including
    timberlands............................     214.3
  Common shareholders' equity per share....  $  23.07
  Cash dividends declared per share of
    Common Stock...........................  $    .97
  Shipments (thousands of short tons):
    Newsprint..............................     1,233
    Directory and uncoated specialties.....        --
    Coated paper...........................       337
    Pulp...................................       250

(1) Income statement and cash flow data include the results of GNP for the 1993 and 1992 periods only. Balance sheet data at December 31, 1992, December 31, 1991, October 2, 1993, and September 26, 1992, include the accounts of GNP.
(2) Includes $10.0 million pre-tax restructuring charge for the Millinocket, Maine, mill.
(3) Includes $5.0 million pre-tax restructuring charge for relocation of the Company's corporate office.

(4) In computing the ratio of earnings to combined fixed charges and preferred dividends, earnings include income before income taxes, minority interests, cumulative effect of changes in accounting principles and extraordinary charges plus fixed charges, other than capitalized interest and preferred stock dividend requirements, plus amortization of capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses, preferred stock dividend requirements and an amount equivalent to interest included in rental charges. Due to the losses incurred for the nine month periods ended October 2, 1993, and September 26, 1992, and for the 1992 fiscal year, earnings were deficient by $117.0, $135.8 and $175.7 million, respectively, to cover fixed charges.

(5) During this period, the Company classified $150.0 million of commercial paper and other short-term borrowings as current liabilities under the terms of a previous credit agreement. In prior periods, such indebtedness was classified as long-term debt.
(6) In the third quarter of 1992, the Company sold $74.0 million of accounts receivable pursuant to an asset securitization program. During the first quarter of 1993, the Company discontinued selling receivables under this program.
(7) $305.5 million was incurred in 1991 for the acquisition of 80 percent of the stock of GNP and $16.5 million was incurred in 1992 in connection with the acquisition of the remaining 20 percent of the stock of GNP (of which $9.8 million was incurred in the first nine months of 1992).
                                       9

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS -- NINE MONTHS ENDED OCTOBER 2, 1993, AS COMPARED TO NINE MONTHS ENDED
SEPTEMBER 26, 1992
     For the first nine months of 1993, the Company incurred a net loss of $69.4 million, or $1.96 per share, on sales of $1.12 billion. Included in 1993's nine month net loss was a $6.2 million after-tax ($10.0 million pre-tax) restructuring charge for costs relating to the closure of obsolete facilities at the Company's wholly-owned subsidiary, GNP. Also included was a $6.0 million charge for additional deferred taxes relating to the recent increase in the Federal corporate income tax rate from 34 to 35 percent. This loss for the first nine months of 1993 compares to a loss before accounting changes of $72.0 million, or $2.05 per share, on sales of $1.1 billion for the same period in 1992. After the cumulative effect of adopting two new accounting standards covering post-retirement benefits and income taxes, the net loss for the first nine months of 1992 was $61.1 million, or $1.75 per share.
  PULP, PAPER AND RELATED PRODUCTS
     This segment includes the Company's uncoated groundwood paper (newsprint, directory paper and specialties), lightweight coated groundwood paper (LWC), hardwood and softwood market pulp, timber and lumber products. For the first nine months of 1993, sales of pulp, paper and related products were $993.4 million, an increase from $947.2 million in the same period in 1992. For the first nine months of 1993, the operating loss for this segment was $20.4 million (after the $10.0 million pre-tax restructuring charge) versus an operating loss of $38.9 million for the same period last year. The majority of improvement was from the Company's newsprint product line. Below is a review of all the Company's major product lines in this segment.
  NEWSPRINT
     Newsprint sales decreased 4.2 percent to $459.5 million in the first nine months of 1993 from $479.4 million during the first nine months of 1992. United States newsprint consumption for the first nine months of 1993 was essentially unchanged compared to the first nine months of 1992. The Company's newsprint tonnage sales decreased 9.9 percent during the first nine months of 1993 versus the same period last year, as the Company decreased its annual newsprint manufacturing capacity by 264,500 tons through permanent elimination of production capacity and the redirection of capacity to higher value-added products. For the first nine months of 1993, newsprint's operating results improved compared to the first nine months of 1992 as average transaction prices for the period increased 6.4 percent. This improvement is a result of the reductions in the level of discounting from list prices which occurred during the latter part of 1992 and early 1993, although average transaction prices have decreased since mid-year 1993. Excess capacity, weak demand, and the continued devaluation of Canadian, Swedish and Finnish currencies were major factors in the Company's inability to effect higher selling prices and therefore profitability. Improvements in the newsprint market are largely dependent upon a recovery in print advertising demand and the rate of economic recovery worldwide.
  UNCOATED GROUNDWOOD PAPERS (DIRECTORY AND OTHER SPECIALTY PAPERS)
     Sales in the directory and uncoated groundwood specialties product line increased 67.7 percent to $154.8 million for the first nine months of 1993 from $92.3 million for the first nine months of 1992. With regard to directory paper, tonnage sales increased 68.9 percent during the first nine months of 1993 compared to the same period last year as the Company redirected 103,000 tons of annual newsprint manufacturing capacity to directory grades. Average transaction prices for directory paper decreased 3.7 percent during the first nine months of 1993 versus the same period in 1992 due to increased competition from new producers entering the marketplace.
  COATED PAPER
     Coated paper sales increased 8.5 percent to $236.3 million for the first nine months of 1993 from $217.7 million for the comparable period in 1992. The Company's coated groundwood paper tonnage shipments for the first nine months of 1993 increased 3.4 percent over the same period in 1992. The Company announced a
7.0 percent coated paper price increase on July 1, 1993, and average transaction prices were 5.0 percent higher for the first nine months of 1993 compared to the first nine months of 1992. Since this announcement, however, there has been substantial price discounting due to an increase in imports and a decrease in demand for magazine advertising, eroding the majority of the price increase.
                                       10

  PULP
     For the first nine months of 1993, pulp sales decreased 29.3 percent to $70.8 million from $100.2 million during the first nine months of 1992. Due to global capacity additions and the slow-paced recovery of world economies, the pulp market experienced severe overcapacity. As a result, market pulp selling prices are at extremely low levels. Although major producers of market pulp have announced price increases effective early in 1994, the future profitability of market pulp remains uncertain and dependent upon the pace of economic recovery in world markets.
  COMMUNICATION PAPERS
     For the first nine months of 1993, sales of communication papers (which include stock computer forms and other business papers) decreased 6.0 percent to $145.9 million from $155.2 million for the first nine months of 1992. This segment experienced an operating loss of $7.0 million for the first nine months of 1993 as compared to a loss of $2.3 million for the same period in 1992. Average transaction prices were 6.4 percent lower during the first nine months of 1993 versus 1992, as the weak economy failed to stimulate demand. Operating costs for this segment during the first nine months of 1993 were 3.3 percent lower than during the first nine months of 1992, due to lower base paper costs, despite a price increase in this raw material on April 1, 1993. The Company continues to focus in this segment on cost reductions and new product developments through the vertical integration of a portion of its paper manufacturing capacity.
  INTEREST EXPENSE
     Total interest expense for the first nine months of 1993 was $19.8 million higher than in the same period last year due to the higher average level of borrowings outstanding. In the first nine months of 1993, $2.0 million of interest was capitalized versus $0.8 million in 1992.
  INCOME TAXES
     The Company recorded an income tax benefit for the first nine months of 1993 and 1992 due to the pre-tax loss incurred in both years. During the third quarter of 1993, the Company recorded a $6.0 million tax provision reflecting higher deferred tax liabilities due to the recent increase in the Federal corporate income tax rate from 34 to 35 percent. As a result, the effective tax rate for the first nine months of 1993 was 32.8 percent compared to 37.0 percent in the prior year.
RESULTS OF OPERATIONS -- FISCAL YEARS 1992, 1991 AND 1990
     Financial results in 1992 include the operations of GNP (80 percent of the stock of which was acquired at the end of 1991) and, as a result, are not directly comparable with those of 1991.
     The Company incurred a net loss in 1992 of $82.0 million, or $2.34 per share, on sales of $1.49 billion versus net income in 1991 of $45.6 million, or $1.15 per share, on sales of $1.29 billion. During 1992, the Company took non-recurring after-tax charges against income totaling $32.3 million. These consisted of $7.7 million for a write-off of non-operating equipment, $3.2 million for a corporate restructuring involving the headquarters' move to Greenville, South Carolina, and $21.4 million for the adoption of accounting standard SFAS No. 106, which covers anticipated post-retirement benefits, mainly healthcare. Also adopted in 1992 was accounting standard SFAS No. 109 relating to deferred taxes, which had the effect of adding $32.3 million to the net results.
     In 1992, the weak economy affected both domestic and overseas markets. Consumer hesitancy and business caution held back print advertising in newspapers and magazines, as well as production of inserts and other promotional materials. With demand weak in key product lines and excess capacity, prices dropped even further from 1991's depressed levels, resulting in an operating loss. Some production curtailments were necessary in newsprint early in the year. Although newsprint prices turned up slightly in the second half of 1992 and coated paper prices firmed modestly in September and October 1992, pulp prices declined and stock computer forms continued to sell at uneconomic price levels. Results also were affected by higher than anticipated costs at the newly acquired GNP operations.
     Sales in 1991 represented a decline of 6.7 percent from the $1.38 billion recorded in 1990, while net income of $45.6 million dropped 41.8 percent from the $78.4 million earned in 1990. The 1990 net income was after an extraordinary charge of $9 million to retire debt. Results in 1991 were adversely affected by the persistent economic downturn. With industry overcapacity, there was severe price competition in key product categories. Sales in 1990 declined 4.8 percent from strong sales of $1.45 billion in 1989. Income before the extraordinary charge fell 39.5 percent from the $144.6 million earned in 1989, reflecting the softening economy in 1990 and unexpectedly high startup costs at two new pulp mills.
                                       11

  PULP, PAPER AND RELATED PRODUCTS
     In 1992, sales in the pulp, paper and related products segment increased
25.7 percent to $1.30 billion from $1.03 billion in 1991, which was a 6.0 percent decrease from sales of $1.10 billion in 1990. Operating results for this segment were a loss of $46.1 million in 1992 as compared to income of $108.4 million in 1991 and $183.0 million in 1990. With the acquisition of GNP at year-end 1991, the Company's grade mix was markedly changed, and the traditional segmented financial comparisons were no longer meaningful. Consequently, beginning in 1992, all pulp, paper and related products have been grouped into a single segment for financial reporting purposes. Within this segment, however, market and operating trends will be discussed by major product categories.
  NEWSPRINT
     Newsprint sales in 1992 increased 10.1 percent to $662.2 million from $601.4 million in 1991. Newsprint sales were $617.2 million in 1990 and $645.3 million in 1989. Newsprint traditionally has been a cyclical product, affected by changes in worldwide economic conditions and the availability of capacity relative to fluctuating demand. Since 1989, the market has endured a long downturn. While 1989 consumption remained relatively strong, prices began to weaken in response to impending capacity increases. In 1990, consumption was essentially unchanged, while the impact of new capacity was softened by strikes and other factors. In addition, prices in 1990 were erratic and down overall from the previous year. By 1991, the deepening recession, along with significant overcapacity, reduced prices further. United States consumption declined 6.0 percent, and North American newsprint producers increased price discounts to try to maintain market share.
     This situation continued well into 1992. The recession caused retailers to curtail further their print advertising programs. Domestic newsprint consumption began improving in the second quarter and ended the year 2.4 percent ahead of 1991. In August 1992 a modest price increase took effect; however, pricing at December 31, 1992, remained well below that of two years earlier.
     During this period, the Company focused on productivity, quality and strict cost containment. Machine production records were achieved at each location, and higher customer quality standards were met. This was particularly helpful in export markets, where the Company's long-term strategy to build a growing overseas customer base was highly successful in 1992, doubling its 1991 volume. Export strength enabled the Company to keep newsprint downtime to a minimum.
     Finally, the Company's ability to supply substantial tonnages of high-quality newsprint having as much as 20 percent recycled fiber content improved its competitive position.
  UNCOATED GROUNDWOOD PAPERS (DIRECTORY AND OTHER SPECIALTY PAPERS)
     Sales in the directory and uncoated specialties product line were $124.7 million in 1992. The GNP acquisition provided the capacity to produce directory papers typically used in telephone books and yellow-page directories. These papers generally have a higher added value than newsprint. Since the acquisition, the Company has successfully re-established GNP as a premier supplier of directory paper. The Company resolved quality and service problems and aggressively sought to restore domestic customer loyalty and to develop new markets overseas. A three-year purchase contract was signed late in 1992 for purchases by Nippon Telephone and Telegraph, and groundwork was laid for a presence in world markets in 1993 and beyond.
     Uncoated groundwood specialty papers are produced on GNP's smaller machines, as well as at the Company's Calhoun, Tennessee facility. These products are used in a variety of applications such as television listings, newspaper inserts and school supplies. During 1992, these products suffered in very competitive markets.
  COATED PAPER
     Some signs of recovery in LWC were felt in the second half of 1992 after a recession-induced decline. Coated paper sales increased 13.9 percent to $296.1 million from $259.9 million in 1991. The Company experienced relatively flat sales in 1990 of $279.0 million versus sales in 1989 of $279.2 million.
     Beginning in 1989, prices for LWC eroded in anticipation of large new capacity additions. Even though industry and Company shipments continued to grow through 1990, margins were lower as a result of intensifying price pressures. Import competition became an important factor, and in 1991, the combination of worldwide overcapacity and a weakening United States economy had an even more severe impact. Shipments for magazines and catalogs were down sharply, and prices declined further along with the Company's margins. These trends continued into mid-1992, exacerbated by competition from price-reduced coated freesheet grades that normally serve only higher end uses and were in excess supply. The second half of
                                       12
the year saw some indications of recovery in demand. Magazine advertising page counts also improved. Catalog merchandisers, who had suffered from higher postal costs and a more competitive market, reworked formats and marketing strategies, revitalizing their business. The market for newspaper advertising inserts and coupons strengthened. At year-end 1992, although LWC prices had stabilized, they remained at low levels.
     With the GNP acquisition, the Company not only increased its coated groundwood paper capacity by 37 percent, but broadened its line to include lighter weight grades that cannot be made at the Catawba, South Carolina, mill. The northern wood fiber available from GNP's 2.1 million acres will provide the appropriate fiber resource for new coated paper capacity at this site when the Company finds it opportune and prudent to move ahead with such a project.
     The Company integrated the marketing of GNP's lines with its own coated grades during 1992 and improved product quality, rebuilding customer relationships. Despite the challenging conditions in 1992, the Company remained profitable in this product category.
  PULP
     The Company produces bleached kraft market pulp in both softwood and hardwood grades. About 70 to 80 percent of its production is exported. Pulp sales in 1992 were flat at $136.4 million as compared to sales in 1991 of $138.0 million. Pulp sales in 1991 decreased 19.2 percent from pulp sales of $170.7 million in 1990.
     The years 1990 through 1992 witnessed a sharp cyclical downturn in market pulp. The market peaked in 1989 after four years of growth. Then, new capacity additions came on stream in 1990 as the world economy was weakening, causing sharp price declines. This continued for much of 1991, but prices rose temporarily toward year-end 1991 and into mid-1992. Canadian and Scandinavian producers took substantial down-time, and customers built inventories in anticipation of a strike in British Columbia, which eventually kept approximately 480,000 tons out of the market before the strike was settled in July 1992. When the European currency crisis occurred in the fall of 1992 and the economies in many of these countries weakened, the pulp market deteriorated. At the same time, approximately 882,000 tons of low cost new capacity entered the market from Chile and Brazil -- all this against a background of continued weak world demand for paper, the principal end product. Prices fell in the fourth quarter of 1992.
     While market pulp remained profitable for 1992, the Company's operating margins at December 31, 1992, were as low as they had been for some time. In the near term, the Company faces European and Japanese economies that have slowed down, some new capacity remains to come on stream and traditional customers, such as those in Germany, are demanding chlorine-free pulps that much of the industry, including the Company, cannot supply.
  COMMUNICATION PAPERS
     The Company's communication papers group was hard hit in 1992 by a recession-induced decline in basic demand for stock computer forms as well as relentless price competition. Both unit sales and price realizations eroded, causing a decline in dollar sales of 18.6 percent, to $207.5 million, and an operating loss. Sales decreased in 1991 by approximately 9.3 percent from sales in 1990 of $280.9 million. Operating results for this segment were a loss of $2.3 million in 1992 as compared to income of $14.4 million in 1991 and $11.4 million in 1990.
     This segment's business since 1989 has been erratic. The communication papers group achieved record results in 1989 because of strong demand and favorable cost-price balances. In 1990, the reverse occurred as the United States slid toward recession, demand softened and selling prices dropped while raw material costs were still rising. Demand eased further in 1991, as did selling prices. Because raw material costs declined even faster, however, the group recorded an improvement in operating income.
     The Company's communication papers group is one of the nation's leading suppliers of stock computer forms and other communication papers. The group sells directly to major corporate, government and institutional users. It also reaches other businesses and offices, as well as individual consumers, through resellers and mass merchandising outlets. Even though the Company's converting and distribution costs have been regularly reduced, the market is considered mature. The cost of forms bond paper remains a major factor in the profitability of the converted products made from it.
     Given this environment, the Company's strategic focus is to differentiate itself from others in the marketplace by developing new products to gain the benefits of vertical integration, using the capabilities of its primary pulp and paper mills. The recycling plants in Tennessee and Maine afford the opportunity for such developments. Working with the Calhoun mill, which developed the base paper, the communication papers group introduced Environmental Bond EB-20(TM) and Environmental White EW-20(TM), computer forms papers that contain 20 percent post-consumer or comparable recycled fiber. EB-20
                                       13
and EW-20 have enjoyed success in all markets, particularly with major corporations, because of their cost effectiveness and suitability for large data center applications. Similar products for all segments of the computer forms market are under development.
RECYCLING CAPABILITY
     The Company has focused its efforts in recent years on meeting the demand for recycled content paper products -- an environmental benefit in reducing solid waste landfill deposits and a marketing imperative for publishers and other customers trying to meet recycled content standards.
     The Company broke ground for its first recycling plant in 1990 at Calhoun, Tennessee. The mill has been successful since its startup in 1991. Taking a mixture of 70 percent used newspapers and 30 percent used magazines, the plant utilizes advanced mechanical and chemical processes to produce high quality pulp. When up to 20 percent of this mixture is combined with virgin fiber, the resulting product is comparable in quality to paper produced with 100 percent virgin fiber pulp. Substantial tonnages of recycled content paper have been made available to newsprint customers, while increasing quantities of EB-20 and EW-20 have been shipped to the Company's communication papers group for conversion to computer forms.
     The first major project at GNP since the acquisition has been the construction of a similar recycling plant to provide recycled fiber for newsprint, directory papers and other groundwood papers at that location. When this second facility reaches full production, expected in the fourth quarter of 1994, the Company will have a combined capacity to supply over 250,000 tons per year of recycled fiber pulp to its paper mills.
LIQUIDITY AND CAPITAL RESOURCES
     Since becoming an independent, publicly traded company in 1984, the Company has relied upon both internal and external sources of funds. Beginning in 1990, however, deteriorating economic conditions in the Company's major markets have adversely affected operating cash flows. These conditions, when combined with the costs associated with the acquisition of GNP at year-end 1991, have prompted the Company to place more emphasis upon external sources of funds for its operating, financial and capital requirements.
     For the first nine months of 1993, the Company's operations used $43.0 million of cash compared to generating $78.1 million of cash in the same period of 1992. The decline in operating cash flow resulted primarily from the Company's decision to discontinue the sale of receivables under an asset securitization program, thereby increasing receivables and decreasing cash by $74 million. In addition, the Company received $19.8 million in tax refunds, realized a lower operating loss ($18.1 million decrease) but paid higher interest costs ($12.1 million increase) during the first nine months of 1993 compared to the same period in 1992. The higher interest costs resulted from fourth quarter 1992 financings.

     Capital expenditures for the first nine months of 1993 decreased $16.9 million from the first nine months of 1992. Included in 1992's expenditures was a $9.8 million cash payment for the acquisition of the remaining 20 percent interest in GNP. The Company's capital expenditures total approximately $120 million in 1993. Excluding the cost of the recovery boiler described under Use of Proceeds, the Company anticipates spending approximately $150 million on capital expenditures in 1994.

     Cash generated from operations in 1992 fell to $109.5 million, a 30.1 percent decrease from the $156.6 million generated in 1991, which was itself a
34.3 percent decrease from 1990. This steady drop was caused by a three year decline in operating income, resulting in an operating loss for 1992, compounded by significantly higher interest payments due to increased debt levels.
     Included in 1992's cash flow from operations was a sale of $74 million of receivables in August 1992 under the asset securitization program. The net cash proceeds from this sale were used to retire commercial paper. The accounts receivable sale was reflected as a reduction of receivables in the Consolidated Balance Sheet at December 31, 1992. Under the terms of the agreement relating to this program, the maximum amount of the purchaser's investment in the Company's receivables at any one time is $80 million.
     Due to the reduced level of cash generated from operations, the Company took a number of steps in 1992 to conserve cash. Foremost among these steps was a curtailment in capital expenditures. Cash invested in capital projects (excluding the acquisition costs for GNP) totaled $139.5 million in 1992, compared to $159.7 million and $214.1 million in 1991 and 1990, respectively. Investments in 1992 were primarily for routine maintenance at the Company's mills, but include expenditures
                                       14
for a new $62 million newsprint recycling plant at the East Millinocket, Maine, mill. This plant is similar in design to the $66.6 million recycling facility completed in 1991 at the Company's Calhoun, Tennessee, mill.
     Borrowings in 1991 included $200 million of 8 1/2% Notes due 2001 and $200 million of 9 3/8% Debentures due 2021, incurred primarily to finance the acquisition of GNP. In 1991, the Company also borrowed $30 million in proceeds of tax-exempt 7 5/8% pollution control bonds issued by McMinn County, Tennessee, partially financing the construction of the Calhoun recycling plant. An additional $16.4 million in proceeds of McMinn County and York County, South Carolina, tax-exempt pollution control refunding bonds, with interest rates varying from 6.85 percent to 7.40 percent, were borrowed in 1991 to refund outstanding higher cost bonds.
     In October 1992, the Company sold $125 million of 8 1/4% Notes due 1999 and $125 million of 9 1/2% Debentures due 2012. Approximately $150 million of the net proceeds were used to repay revolving credit obligations and other short-term borrowings. The remaining proceeds were invested in high-grade marketable securities pending application to general corporate purposes.
     Also in October 1992, the Company borrowed $62 million in proceeds of tax-exempt 7 3/4% revenue bonds due 2022, through the Finance Authority of Maine, and in December 1992 borrowed $39.5 million in proceeds of tax-exempt 7.40% revenue bonds through McMinn County. Proceeds from these issues were used to fund the construction and completion of the recycling facilities at East Millinocket and Calhoun, respectively.
     As the Company secured the long-term financing in the capital markets described above, its reliance on other credit facilities has decreased. Accordingly, the Company has from time to time sought and put in place more appropriately sized credit facilities.
     Prior to 1992, the Company's general liquidity needs were met by a $400 million multiple option credit facility and a $350 million revolving credit agreement. The Company replaced these facilities in the first quarter of 1992 with a $500 million credit agreement (the 1992 Credit Agreement). By the fourth quarter of 1992, the Company believed that compliance with certain financial covenants in the 1992 Credit Agreement was not assured, due to the increased operating losses discussed above and the Company's increased indebtedness. In December 1992, after reassessing the Company's liquidity needs, the Company requested and received a $250 million, three-year revolving credit facility provided by the Credit Agreement. All financial obligations outstanding under the 1992 Credit Agreement were repaid as of December 31, 1992.

     The new Credit Agreement, under which no amounts were borrowed as of October 2, 1993, expires in December 1995 and is used to meet working capital requirements. The Company's ability to borrow under the Credit Agreement is dependent upon compliance with the covenants contained in the Credit Agreement. One of these covenants requires a 12-month ratio of EBITDA to interest expense of not less than 1.0. The Company's 12-month ratio of EBITDA to interest expense was approximately 1.0 for the year ended December 31, 1993. The Company has entered into an amendment to the Credit Agreement that waives compliance with this covenant to, but not including, December 31, 1994, at which time the covenant will be reinstated. The Company's ability to comply with the interest coverage covenant when reinstated on December 31, 1994, will substantially depend upon the Company's ability to maintain approximately the same level of EBITDA the Company achieved through the first nine months of 1993. There are no assurances that the Company will be able to maintain or enhance such levels of EBITDA or that the Company will be able to comply with the covenants contained in the Credit Agreement in the future.

     In anticipation of raising additional equity capital through the sale of the Depositary Shares and the Series B Convertible Preferred Stock being offered at approximately the same time, the Company determined that it would not need the full $250 million credit line currently provided by the Credit Agreement. Therefore, at the Company's request, the Credit Agreement amendment further provides that such credit line will automatically be reduced from $250 to $200 million on March 31, 1994, if the Company shall have received by that time at least $150 million of net cash proceeds from the issuance by the Company of capital stock.
     The Company's ability to pay dividends on its Common Stock or any of its Preferred Stock, including the shares of Series C Preferred Stock, will depend on its maintaining adequate net worth and compliance with the required ratio of total debt to total capital, as defined in and required by the Credit Agreement. The Credit Agreement requires the Company to maintain a minimum net worth (generally defined therein as common shareholders' equity plus any outstanding Preferred Stock) of $750 million. In addition, the Credit Agreement imposes a maximum 60 percent ratio of total debt to total capital (defined therein as total debt plus net worth). At October 2, 1993, the net worth of the Company and ratio of total debt to total capital were $806.6 million and 58 percent, respectively. The Company's net worth and the ratio of the Company's total debt
                                       15
to total capital will improve upon the sale of the Depositary Shares and, if it occurs, the sale of the Series B Convertible Preferred Stock being offered at approximately the same time as the Depositary Shares.
     In August 1992, Standard and Poor's Corporation (S&P) lowered its rating of the Company, and those of several other pulp and paper companies, as a result of deteriorating conditions in the pulp and paper industry. In November 1993, S&P lowered the Company's senior debt and Preferred Stock ratings and changed the Company's outlook from negative to stable. S&P confirmed its rating on the Company's commercial paper. The Company's senior debt rating was reduced from BBB to BBB-, and its LIBOR Preferred Stock, Series A rating was reduced from BBB-to BB+. The new S&P ratings may raise the cost of any future financings the Company may undertake and will increase the cost of borrowing under the Credit Agreement. Moody's Investors Service (Moody's) rates the Company's senior debt as Baa1, the LIBOR Preferred Stock, Series A, as Baa1 and the Company's commercial paper as P-2. These ratings are not a recommendation to buy, sell or hold securities of the Company (including the securities offered hereby) and may be subject to revision or withdrawal at any time by the assigning rating agency. Each agency's rating should be independently evaluated.
     Due to the prevailing poor market conditions, the Company's management is continually reviewing all aspects of the Company's operations in an effort to reduce losses and improve cash flow. As part of these activities, the Company has closed the Darien, Connecticut, corporate office, consolidating it with other operations in Greenville, South Carolina. Commencing with the dividend paid April 1, 1993, the Board of Directors reduced the dividend per share of Common Stock to $.15 per share from $.30 per share.
     In August 1993, the Company announced the closure of certain obsolete facilities at the Millinocket, Maine, mill and the resulting elimination of approximately 200 jobs. In November 1993, the Company announced the additional elimination of approximately 450 positions companywide to be completed by the end of 1994. Savings associated with both of these moves are estimated to be approximately $40 million per year. The personnel reductions will be achieved through attrition, early retirements and terminations, and, when completed, will represent a total reduction of approximately 10 percent of the Company's work force. The Company will record pre-tax charges totaling approximately $20 million in 1993 as a result of these actions (of which $10 million was recorded in the third quarter and approximately $10 million will be recorded for the fourth quarter).
     In the fourth quarter of 1993, the Company sold approximately 68,000 acres of non-strategic real property holdings in Alabama, Georgia, Mississippi, Ohio and South Carolina. Proceeds from these transactions total approximately $69 million, resulting in pre-tax income of $48.9 million ($30.6 million, or $0.84 per share, after-tax).
ENVIRONMENTAL MATTERS
     The Company is subject to a variety of federal, state and provincial environmental and pollution control laws and regulations in all jurisdictions in which it operates. The Company believes that all of its operations are currently in substantial compliance with all applicable environmental laws and regulations.
     New Canadian federal regulations governing the discharge of pulp and paper mill effluents were promulgated on May 20, 1992. These regulations will impose new restrictions on the effluent of the Mersey mill that will require the installation of a wastewater treatment facility at a cost of approximately $22 million, spread over 1994-95. The Company has obtained an extension to December 31, 1995, of the effective date of compliance with these new regulations, which the Company believes will give it sufficient time to install the necessary equipment.
     Dioxins and other chlorinated organics are contained in the effluents of bleached kraft pulp mills. Both the South Carolina and Tennessee facilities, which have bleached kraft pulp mills, have received discharge permits with dioxin limitations. Currently, the effluents of both mills are well below the respective current discharge limits for dioxin. On November 1, 1993, the EPA proposed regulations that would impose new air and water quality standards aimed at further reductions of pollutants. Final promulgation of these regulations is due by the fall of 1995. The regulations, if adopted, will require compliance by 1998. If adopted as proposed, these new rules will require capital expenditures at all of the Company's United States facilities, but most significantly at its Catawba, South Carolina, facility. The Company has a number of options in complying with the new regulations, and the amount of required capital expenditures will depend upon which of several alternative courses of action the Company undertakes consistent with the regulations. The Company believes that these alternatives would require aggregate capital expenditures by the Company of approximately $150 million through 1998. The ultimate financial impact to the Company of compliance will depend upon the nature of the final regulations, the timing of required implementation, the cost of available technology, the development of new technology, and the determination of the Company as to whether to maintain certain production levels or operate certain equipment.
                                       16

     Other than capital expenditures needed to comply with the new Canadian federal regulations and the EPA's proposed regulations described above, the Company anticipates that continued upgrading of its facilities to maintain environmental compliance should require capital expenditures of approximately $10 million to $15 million per year for the foreseeable future.
     The Company has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA or Superfund), for the cleanup of contamination at five Superfund sites. Based upon its percentage share in each proceeding and the amount of capital expenditures, deferred charges or charges to income involved, the Company believes that such matters will not result in liabilities that will have a material adverse effect on the Company's financial condition or future results of operations.
     While it is difficult to predict with certainty the nature of future environmental regulations, the Company believes that, as compared to many of its North American competitors, it will not be at a competitive disadvantage in meeting future United States or Canadian standards.
LEGAL PROCEEDINGS

     In January 1994, the Company settled for an aggregate sum of approximately $10.5 million all pending lawsuits naming the Company and other parties as defendants in the State Circuit Courts of Hamilton County, Knox County and McMinn County, Tennessee, and in the United States District Court for the Eastern District of Tennessee, that claimed compensatory and punitive damages for wrongful death, personal injury and/or property damage arising out of a series of vehicular accidents that occurred on December 11, 1990, in fog on Highway I-75, which passes in the general area of the Company's Calhoun, Tennessee, mill property. The plaintiffs in these actions had sought to make the Company liable on the theory that the mill's operations created the fog or contributed to its density.


     The Company's excess insurers reserved rights with respect to coverage of the plaintiffs' claims on various grounds including their assertion that coverage is not available for pollution claims, for consequences expected or intended by the Company or for any punitive damages. On November 22, 1993, the Company filed a complaint in the United States District Court for the Eastern District of Tennessee against its first excess insurer, National Union Fire Insurance Company, which seeks a declaratory judgment in favor of the Company on the issues in dispute with that insurer.


     The settlements will be funded by the Company's insurance carriers, subject, in the case of approximately $9.5 million funded by the Company's first excess insurer, to subsequent determination of ultimate coverage responsibility in the pending insurance coverage lawsuit. Although no assurance can be provided, the Company believes that it should prevail on the insurance coverage issue.

     The Company is also involved in various litigation relating to contracts, commercial disputes, tax, environmental, workers' compensation and other matters. The Company's management is of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's operations or its financial condition taken as a whole.
                                       17

                                    BUSINESS
GENERAL
     The Company is a major producer of world-traded wood fiber products, including virgin and recycled content printing papers. The Company is:
     (bullet) the largest United States and third largest North American manufacturer of newsprint, having produced approximately 1.6 million tons of newsprint in 1992,
     (bullet) a major producer of coated and uncoated groundwood specialty paper for magazines, catalogs, printed promotional pieces, directories and other similar uses, having produced approximately 642,000 tons of coated and uncoated groundwood specialty paper in 1992, (bullet) a leading converter of paper into communication papers used in computers and other business applications, having converted paper into approximately 204,000 tons of business forms in 1992, and
     (bullet) a supplier of market pulp and lumber products, having produced approximately 331,000 tons of market pulp and 191.6 million board feet of lumber in 1992.
     Approximately 82 percent of the Company's 1992 sales were made in the United States, with the balance made in export markets. Generally the Company markets and distributes its products in the United States through its own sales force and in the export markets through independent agents.
     The Company's objective is to become the leading worldwide supplier of a broad range of groundwood based paper products. To achieve this objective the Company focuses on quality, customer service and costs. The Company strives to remain a low cost producer and distributor in each of its product categories and believes that its abundant fiber base, stable and well-trained work force and strategic mill locations support this goal. The Company believes that its attention to quality and commitment to customer service and satisfaction have made it a preferred supplier in many of its market segments.
     Recently, the Company has sought to enhance its margins by increasing the percentage of higher value-added products in its product base and by introducing new products. The Company has redirected some of its newsprint manufacturing capacity to the manufacture of directory and other uncoated groundwood specialty papers, which typically generate higher margins than newsprint. The Company also manufactures a significant portion of the uncoated groundwood specialty paper used in its communication papers converting business.
     The Company is a leader in utilizing post-consumer wastepaper in the manufacture of certain of its products. Due to new legislation and consumer preference, the demand for newsprint and uncoated groundwood specialty paper containing recycled fiber has increased significantly in recent years. The Company believes that its ability to produce paper with recycled content has become an important competitive factor.
     The Company operates four paper mills and two sawmills in the United States and one paper mill and one sawmill in Canada. These operations are fully integrated and are supported by approximately 4.0 million acres of timberlands (almost all of which are owned by the Company). The Company has invested approximately $1.1 billion in its facilities since 1988, principally to improve their efficiency and to add production and recycling capacity. As of June 1993, five of the Company's nine newsprint machines were ranked among the top twelve most efficient in the industry. As a result, the Company believes it is well positioned to take advantage of improvements in its primary markets when and if they occur.
PULP AND PAPER PRODUCTS SEGMENT
  OVERVIEW
     Newsprint is a basic type of printing paper used primarily in the publication of newspapers with much of the remaining production going to commercial printers for preprinted newspaper inserts and government printing jobs. The highly capital intensive newsprint industry is global and characterized by periods of supply and demand imbalance, primarily in the North American, Western European and Asian markets. The demand for newsprint is most heavily influenced by newspaper advertising and circulation and tends to track general economic cycles. Increases in supply are mostly influenced by the addition of large new newsprint machines which take approximately two years to construct and place in service. Capacity additions may be announced and implemented at similar times by several independent producers, which can contribute to periods of oversupply.
                                       18

     Uncoated groundwood specialty papers are generally of higher quality and command higher prices than newsprint. These papers are manufactured using production processes similar to those used for newsprint but typically have significantly better printing characteristics, giving them a broader variety of printing and advertising uses. These printing papers are used in a variety of products, such as catalogs, directories, newspaper inserts, periodicals and business papers.
     Coated paper is a higher quality printing paper than uncoated groundwood paper. Coated papers are typically categorized into a variety of types depending on their ultimate end use. These varieties range from those suited for use in annual reports and expensive advertising and marketing pieces to coated paper used in mass market magazines, catalogs, coupons and newspaper inserts. The manufacture of coated paper is more technically demanding than that of newsprint or other uncoated groundwood papers.
     The uncoated specialty and coated groundwood papers businesses also tend to be cyclical and are significantly influenced by global competitive factors. Prices for the various grades of uncoated groundwood specialty and coated groundwood papers generally follow the price trends for newsprint and coated freesheet papers, respectively, which in periods of oversupply may substitute for these groundwood papers.
     Pulp is produced by reducing wood into its component parts. Market pulp is generally sold to other paper manufacturers. Because pulp is used in paper products, demand for market pulp tends to track that for groundwood and freesheet paper products.
  NEWSPRINT
  INDUSTRY OVERVIEW
     Worldwide newsprint consumption in 1992 was approximately 35.5 million tons, of which approximately 14.0 million tons or 39 percent were consumed in North America, 8.8 million tons or 25 percent were consumed in Western Europe,
7.9 million tons or 22 percent were consumed in Asia and 4.8 million tons or 14 percent were consumed in the rest of the world.
     Approximately 77 percent of the United States newsprint market is used by daily newspapers and the remaining 23 percent goes into weekly newspapers, pre-printed newspaper inserts, paperback books and similar uses. Of the 17.2 million tons of newsprint shipped by the North American newsprint industry in 1992, 12.8 million tons were shipped to the United States, 1.1 million tons were shipped to Canada and 3.3 million tons were shipped to offshore markets, principally Europe, Asia and Latin America. Approximately 40 percent of all newsprint sold in the United States is sold to 10 major publishers.
     The following table sets forth North American shipments, capacity, industry operating rates, net exports and United States consumption for newsprint, as reported by the American Forest and Paper Association (AFPA), and average eastern United States transaction prices per ton, as reported by Resource Information Services, Inc. (RISI).
                            NORTH AMERICAN NEWSPRINT
           (THOUSANDS OF TONS, EXCEPT PERCENTAGES AND DOLLAR AMOUNTS)

                                      FIRST TEN
                                      MONTHS OF
                                        1993        1992      1991      1990      1989      1988      1987      1986      1985
Shipments..........................     14,395     17,202    16,402    16,624    16,668    16,705    16,565    15,795    15,240
Capacity...........................     15,159(1)  18,413    18,392    17,926    17,341    17,077    16,870    16,661    16,562
Industry operating rate (2)........         96%        92%       91%       93%       96%       99%       98%       95%       92%
Net exports (3)....................      2,592      3,202     2,701     2,027     2,201     1,830     1,560     1,635     1,362
U.S. consumption...................     10,611     12,824    12,545    13,365    13,493    13,498    13,562    13,088    12,684
Average eastern United States
  transaction prices (United States
  $) (4)...........................       $415       $399      $481      $502      $512      $545      $497      $445      $454

                                      1984      1983
Shipments..........................  15,418    14,376
Capacity...........................  16,554    16,670
Industry operating rate (2)........      93%       87%
Net exports (3)....................   1,574     1,801
U.S. consumption...................  12,510    11,606
Average eastern United States
  transaction prices (United States
  $) (4)...........................    $450      $422

(1) 10/12 of 1993 reported capacity.
(2) Calculated as the ratio of production to capacity.
(3) Total exports less total imports. Import data for the first ten months of 1993 were estimated.
(4) Transaction prices reflect an estimate of average delivered transaction prices per ton for major contract buyers in the eastern United States.
     Approximately 2.8 million tons of newsprint capacity were added in North America from 1989 through 1991. These increases were accomplished through expansions and improvements of existing facilities, resulting in twelve new machines (five in the United States and seven in Canada) in operation. However, United States newsprint consumption declined 5.4 percent between its peak in 1987 and 1992. This drop in consumption, coupled with the increase in new and upgraded capacity, led to market oversupply and a drop in newsprint prices from their high in 1988 of $545 per ton to $399 per ton in
                                       19

1992. The Company believes that this drop in prices resulted in operating losses for most newsprint producers including the Company.

     Faced with unprofitable machines and excess supply, some North American producers either shut down or converted approximately 1.4 million tons of newsprint capacity during 1989-1992. In addition, several North American newsprint producers have announced closures and conversions to higher grades of paper that would effectively remove approximately 330,000 tons of newsprint from the market during 1993. Certain industry observers believe that the increasing costs of compliance with environmental legislation could result in additional closures of newsprint machines in North America. As of the date of this Prospectus, the Company is aware of no significant announced North American newsprint capacity increases and therefore believes that newsprint production capacity increases by its North American competitors over the next two to three years should be negligible. The Company is also aware, however, that approximately 550,000 tons of industry newsprint capacity will be added in Europe over the 1994-1996 time period.


     The Company believes that four factors worked to pressure newsprint prices in 1993. First, demand was essentially unchanged. Second, an anticipated strike in eastern Canada did not materialize. These two factors contibuted to substantially larger inventories than normal. Third, Canadian newsprint producers became more cost competitive against United States producers due to weakening in Canada's currency and cost reduction efforts. Finally, the opportunity for North American newsprint producers to export was hurt by the devaluation of Swedish and Finnish currencies in late 1992. Prices have weakened steadily from the first half of 1993, eliminating the increase in transaction prices that was achieved in March 1993.

     North American newsprint operating rates and inventories have approached levels that prompted numerous east coast industry producers (including the Company) to announce a 7 percent reduction in price discounts effective March 1, 1994. No assurance can be given, however, that any price increase can be achieved.
  RECYCLED FIBER CONTENT IN NEWSPRINT
     Since the late 1980's, demand for newsprint with recycled content has increased significantly as a result of two principal factors: (i) existing and anticipated legislation requiring the use of newsprint with minimum levels of recycled fiber content and (ii) increasing public preference for products perceived to be more environmentally friendly.
     The technology of producing recycled pulp has improved substantially as demand for paper containing recycled fiber has increased. The technology used by the Company to produce recycled pulp is state-of-the-art and permits the Company to provide recycled content papers with qualities comparable to virgin wood-based papers.
  COMPANY OPERATIONS
     The Company is the largest United States manufacturer of newsprint and is the third largest newsprint manufacturer in North America. Its newsprint production for the nine months ended October 2, 1993, was approximately 1.1 million tons, representing approximately 8.4 percent of total North American newsprint production for the same period.

     The Company manufactures newsprint in a variety of basis weights. The Company's newsprint production is sold directly by the Company, primarily to newspaper publishers and commercial printers, through regional sales offices located in major metropolitan areas of the eastern half of the United States. In 1992, Advance Publications, Inc., and The Washington Post (which separately have an investment with a minority voting interest in certain production facilities at two of the Company's mills) collectively accounted for approximately 8.1 percent of the Company's consolidated sales and 18.2 percent of the Company's newsprint sales. Virtually all of the Company's newsprint customers buy from several suppliers. The Company is a major exporter of newsprint, selling between approximately 20 percent and 25 percent of its total newsprint production abroad, and has exported into the European, South American and Asian markets for many years. The geographic locations of the Company's newsprint mills permit distribution of their products by rail, truck, ship or barge.

     During the recent period of economic downturn, the Company has continued to invest in its mills to maintain modern, productive and cost-effective facilities. The Company has focused on productivity, quality and cost containment, achieving Company production records at each location, while at the same time meeting strict customer quality standards.
     The Company's ability to supply substantial quantities of high-quality newsprint having as much as 20 percent recycled fiber content has given the Company a competitive advantage in the newsprint industry.
                                       20

  UNCOATED GROUNDWOOD SPECIALTY PAPERS (DIRECTORY AND OTHER SPECIALTY PAPERS) INDUSTRY OVERVIEW
     Worldwide uncoated groundwood specialty paper consumption in 1992 was approximately 12.0 million tons, of which approximately 3.8 million tons or 32 percent were consumed in North America, 3.8 million tons or 32 percent were consumed in Western Europe, and 4.4 million tons or 36 percent were consumed in the rest of the world.
     Directory paper is used primarily in publications such as telephone books, while other groundwood specialty papers are used in newspaper inserts, direct mail advertisements, catalogs, school supplies and similar kinds of applications. Prices for uncoated groundwood specialty papers are generally higher than for newsprint. These prices, however, are influenced by prices for newsprint and for coated groundwood papers, as those papers may, at times, be cost-effective substitutes for uncoated groundwood specialty papers.
     The marketing and sale of uncoated groundwood specialty papers is different from that of newsprint in a number of significant respects. Uncoated groundwood specialty papers comprise a wider range of specifications such as weight, brightness, smoothness and thickness and are generally purchased by a broader variety of customers for a number of more specialized uses. As a result, a more complex marketing effort generally is required to reach the customers in this market and marketing efforts and production of paper must be more carefully suited to the needs of particular customers. Consequently, service and responsiveness are important in obtaining and retaining customers. Most customers for uncoated groundwood specialty papers purchase from more than one supplier.
     North American producers shipped approximately 3.5 million tons of uncoated groundwood specialty papers in 1992, of which approximately 3.3 million tons went to customers in the United States and Canada. The North American market for uncoated groundwood specialty papers was approximately 3.8 million tons in 1992, of which the United States market was by far the largest, accounting for approximately 3.5 million tons. Within the United States market, Canadian producers supplied 45 percent of uncoated groundwood specialty papers, and the United States producers supplied 42 percent of the requirements of that market, with the balance primarily supplied by producers of various Western European countries.
     Demand for uncoated groundwood specialty papers in North America grew over the last ten years at an average annual rate of 4.1 percent, a much faster growth rate than for newsprint. The latest economic downcycle has offset this trend somewhat and from 1991 to 1992 demand for uncoated groundwood specialty papers fell. North American demand for uncoated groundwood specialty papers was strong in the first nine months of 1993. Imports, however, increased during this period due to devaluation of the Swedish and Finnish currencies in late 1992. The increase in imports contributed to a lack of improvement in prices.
     The following table shows North American shipments, capacity, industry operating rates and net imports for uncoated groundwood specialty paper as reported by AFPA, and North American consumption as reported by RISI.
              NORTH AMERICAN UNCOATED GROUNDWOOD SPECIALTY PAPERS
                    (THOUSANDS OF TONS, EXCEPT PERCENTAGES)

                                      FIRST TEN
                                      MONTHS OF
                                        1993        1992      1991      1990      1989      1988      1987      1986      1985
Shipments..........................      3,214      3,471     3,706     3,762     3,583     3,398     3,013     2,979     2,774
Capacity...........................      3,355(1)   4,052     4,465     4,018     3,906     3,574     3,204     3,170     2,961
Industry operating rate (2)........         96%        86%       83%       94%       92%       95%       94%       94%       94%
Net imports (3)....................        334        314       155       270       313       413       509       422       412
North American consumption (4).....      3,529      3,785     3,861     4,032     3,897     3,812     3,523     3,401     3,186

                                      1984      1983
Shipments..........................   2,673     2,437
Capacity...........................   2,828     2,670
Industry operating rate (2)........      95%       91%
Net imports (3)....................     462       208
North American consumption (4).....   3,136     2,640

(1) 10/12 of reported capacity.
(2) Calculated as the ratio of shipments to capacity.
(3) Total imports less total exports. Data for ten months were estimated.
(4) Total shipments plus imports less exports. Data for ten months were estimated.
  RECYCLED FIBER CONTENT IN DIRECTORY AND OTHER UNCOATED GROUNDWOOD SPECIALTY PAPERS
     Generally, the proportion of recycled fiber is lower in uncoated groundwood specialty papers than in newsprint, in large part because there has been limited legislative activity with respect to recycled content in uncoated groundwood specialties. Several states have nonetheless adopted legislation requiring recycled content in certain uncoated groundwood paper grades. The Yellow Pages Publishers Association, which represents telephone directory publishers principally in the United States,
                                       21
has adopted recommended guidelines for minimum recycled content for directory papers. In addition, in response to consumer demand for recycled products, many regional telephone companies have set minimum recycled content requirements for their purchases of directory paper.
  COMPANY OPERATIONS
     The Company is the largest United States and the fourth largest North American producer of directory and other uncoated groundwood specialty papers. With the acquisition of GNP on December 31, 1991, the Company gained the ability to manufacture directory papers and increased its capacity to produce other uncoated groundwood specialty paper grades. The Company's directory and other uncoated groundwood specialty production for the nine months ended October 2, 1993, was approximately 248,000 tons. The Company's major customers for directory papers are telephone companies, while its primary customers for its other uncoated groundwood specialty papers are commercial printers.
     The Company, like certain of its competitors, has begun to redirect some of its newsprint manufacturing capacity to the manufacture of directory and other uncoated groundwood specialty papers to capture the generally higher margins for this product line. With the commencement in late May 1993 of operations at GNP's new recycling plant, the Company is able to include post-consumer wastepaper in its directory paper. In addition, the Company is focusing efforts on expanding its presence in the export markets, and, in late 1992, entered into a three-year contract for purchases by Nippon Telephone and Telegraph. With this contract, the Company's 1993 exports were approximately 22 percent of its directory and other uncoated groundwood specialty paper production. In addition, the Company is manufacturing a significant portion of the uncoated groundwood specialty paper used in its communication papers converting business. See
Business -- Communication Papers.
  COATED GROUNDWOOD PAPER
  INDUSTRY OVERVIEW
     Worldwide coated groundwood paper consumption in 1992 was approximately
12.5 million tons, of which approximately 4.4 million tons or 35 percent were consumed in North America, 5.7 million tons or 46 percent were consumed in Western Europe, and 2.4 million tons or 19 percent were consumed in the rest of the world.
     Coated paper grades range from the premium grades found in annual reports and expensive advertising pieces (requiring higher brightness and more expensive pulps and coating materials) to those found in mass market magazines, catalogs, coupons and newspaper inserts. The latter (referred to in the industry as No. 5 or LWC) is generally of a lower basis weight and lower brightness but currently makes up approximately 45 percent of the total coated paper market.
     The following chart sets forth North American shipments, capacity, industry operating rates, net imports and United States purchases for coated groundwood paper as reported by AFPA and the Canadian Pulp and Paper Association.
                    NORTH AMERICAN COATED GROUNDWOOD PAPERS
                    (THOUSANDS OF TONS, EXCEPT PERCENTAGES)

                                                            FIRST TEN
                                                            MONTHS OF
                                                              1993        1992      1991      1990      1989
Shipments................................................      4,086(1)   4,912     4,543     4,723     4,429
Capacity.................................................      4,501(2)   5,171     4,971     4,960     4,760
Industry operating rates (3).............................         91%        95%       91%       95%       93%
Net imports (4)..........................................        311        125       148       282       299
U.S. purchases...........................................      4,168      4,787     4,470     4,761     4,481

        (1) Data for ten months were estimated.
        (2) 10/12 of the 1993 reported capacity.
        (3) Calculated as the ratio of shipments to capacity.
        (4) Total imports less total exports. Data for ten months were estimated.
     The coated groundwood paper market has experienced a decline similar to, although less severe than, that in the newsprint market. Increases in capacity, particularly in Europe, created downward pressure on prices in the early 1990's. Prices continued to decrease through mid-1992, due to the ailing United States economy and the resulting weakness in the demand for advertising. Coated groundwood paper demand in the United States was relatively flat in the first nine months of 1993 versus the first nine months of 1992. The Company, along with a number of other major producers of coated paper, implemented coated paper price increases in the third quarter of 1993. Since then, there has been substantial discounting due to an
                                       22
increase in imports and a decrease in magazine advertising demand, eroding the majority of this price increase. The pace of any further market improvement will depend upon growth in United States consumption and upon a rebound of the European markets to absorb the excess capacity of European producers. The Company believes that any improvement in demand in 1994 is likely to translate into improved industry operating rates because capacity growth is only expected to increase in 1994 by approximately 1 percent.
  COMPANY OPERATIONS
     The Company is the fifth largest producer in the United States and the sixth largest North American producer of coated paper. Its coated paper production for the nine months ended October 2, 1993, was approximately 344,000 tons. The Company's tonnage shipments have increased 3.4 percent for the first nine months of 1993, compared with the same period in 1992. The Company's coated paper production consists of LWC which is used primarily in mail order catalogs, magazines, coupons and advertising pieces. Substantially all of the Company's coated paper production is sold in the United States.
     The Company sells coated paper to numerous printers, publishers, mail order houses and paper merchants. Coated paper is distributed by truck and rail from the Company's Catawba, South Carolina, and Millinocket, Maine, mill sites, which are strategically located to supply the southeastern and northeastern United States, respectively, as well as jointly serving the midwestern market.
  MARKET PULP
     Worldwide market pulp consumption in 1992 was approximately 30.2 million tons, of which approximately 6.3 million tons or 21 percent were consumed in North America, 13.8 million tons or 46 percent were consumed in Western Europe,
8.1 million tons or 27 percent were consumed in Asia and Africa and 2.0 million tons or 6 percent were consumed in the rest of the world.
     Market pulp is generally defined as pulp produced for sale in the open market and is a globally traded commodity product. Since 1989, market pulp has experienced significant weakening in demand and increases in new capacity. New lower cost capacity from South America and Swedish and Finnish currency devaluations have put further pressure on prices. These developments have caused a significant decline in prices since 1989, from an average price per ton realized by the Company of $699 in 1989 to $320 in November 1993. Moreover, the Company, along with several of its competitors, faces significant problems in selling market pulp into Germany and certain other European markets because it does not produce total chlorine free or elemental chlorine free pulp. The bleached kraft market is also facing some competition from recycled pulp.
     The Company is a relatively small participant in the global pulp market, producing approximately 330,000 tons annually. The Company sells its production primarily in the export market, to numerous manufacturers of fine paper, tissues and other paper products. Most of the Company's market pulp is fully bleached, but small amounts of semi-bleached kraft grades are sold. In recent years, 70 percent to 80 percent of the Company's pulp sales have been to the export market, where the product is typically sold through agents. United States sales are made directly by the Company.
     The depressed state of the world pulp market has led to numerous mill closures and temporary production curtailments. Currently, the Company estimates that world transaction prices are below sustainable levels and that inventory levels are low relative to normal levels. Accordingly, the Company believes that pulp producers worldwide are raising prices by between $40 and $60 per ton effective in the December 1993 to March 1994 time period. No assurances can be given, however, that any price increase will be maintained.

  PULP AND PAPER MANUFACTURING FACILITIES
     The Company manufactures paper or pulp at five locations. Both the Company's Southern Division and Calhoun Newsprint Company (CNC) (of which stock with approximately 51 percent voting power is held by the Company and stock with approximately 49 percent voting power is held by Advance Publications, Inc.) are located at Calhoun, Tennessee. The Company's Carolina Division is located at Catawba, South Carolina. GNP owns the two mills located in Maine. Bowater Mersey Paper Company (Mersey) (which is owned 51 percent by the Company and 49 percent by The Washington Post Company) is located at Liverpool, Nova Scotia.

     The following table sets forth certain information concerning these manufacturing sites. The Company's facilities generally ran at or near capacity during 1992 and the first nine months of 1993.

                                                             NUMBER OF                                   1992
                                                               PAPER             FURNISH              PRODUCTION
PRODUCT AND FACILITY                                         MACHINES              TYPE            (AMOUNTS IN TONS)
Newsprint and other uncoated groundwood papers
  Calhoun, Tennessee                                              5            TMP, Kraft,               837,076
                                                                               Groundwood,
                                                                                 Recycled
  Catawba, South Carolina                                         1             TMP, Kraft               260,342
  Liverpool, Nova Scotia                                          2                TMP                   252,602
  Millinocket, Maine                                              2        Sulfite, Groundwood           152,291
  E. Millinocket, Maine                                           2            Groundwood,               297,120
                                                                           Recycled, Purchased
                                                                                  Kraft
       TOTAL                                                     12                                    1,799,431
Coated paper
  Catawba, South Carolina                                         2             Kraft, TMP               335,588
  Millinocket, Maine                                              3        Sulfite, Groundwood           110,955
       TOTAL                                                      5                                      446,543
Market pulp
  Catawba, South Carolina                                                        Softwood                264,549
  Calhoun, Tennessee                                                             Hardwood                 66,787
       TOTAL                                                                                             331,336

  CALHOUN, TENNESSEE (SOUTHERN DIVISION AND CNC)
     This facility is located on the Hiwassee River in Tennessee and is the largest newsprint mill in North America. The site is shared by the Company and CNC. Advance Publications, Inc., is the Company's largest customer, purchasing the equivalent of CNC's entire annual output (which was approximately 240,000 tons in 1992).
     At this facility, the Southern Division operates four paper machines that produce newsprint and uncoated groundwood specialty papers. Also located at this facility is CNC's newsprint machine, the largest on the site. Although the Southern Division manages and operates the entire Calhoun facility, CNC owns
68.4 percent of the site's thermomechanical pulp (TMP) mill and 100 percent of the site's recycled fiber plant completed in August 1991. The Southern Division owns the remaining 31.6 percent of the TMP mill and 100 percent of the other facilities at this location. These other facilities include kraft and groundwood pulp mills, a power plant, water treatment facilities, and other support equipment necessary to produce the finished product. Recent significant capital improvements in the Southern Division have included the rebuilding and updating of four paper machines with new twin wire formers that have contributed to increased production and higher quality. The continuing modernization of the Southern Division's facilities has substantially improved product quality and supported its position as one of the most productive in the industry. In addition, the Calhoun mill has created a process whereby post-consumer recycled pulp and virgin pulps are used in paper sold to the Company's communication papers group.
     Approximately 20 percent of the Company's market pulp production comes from the Southern Division, where the capability to produce hardwood pulp has opened new market channels for the Company. The Company replaced a smaller 34-year old kraft pulp mill at Calhoun in early 1990 with a new bleached kraft pulp mill that has the capacity to produce 900 tons of pulp per day. This new mill utilizes the most up-to-date technology and has provided increased capacity, improved pulp quality, reduced energy consumption, and an improved environmental impact. In addition to supplying the chemical pulp portion of the newsprint furnish, the new kraft mill, during its third year of operation in 1992, also produced 66,787 tons of fully bleached market pulp for sale to customers.
     In 1994, the Southern Division will replace its present recovery boilers, which are 27 and 39 years old, with a new recovery boiler currently under construction. A recovery boiler is an essential part of the kraft pulping process. The new recovery boiler will enable the Company to realize significant cost reductions and meet currently proposed environmental
                                       24
regulations. The acquisition of this recovery boiler will be financed in part with the proceeds of the sale of the Depositary Shares. See Use of Proceeds.
     The Company believes that its Calhoun mill is a modern, highly efficient operation meeting customer demands for paper with both wastepaper and virgin pulp content.
  CATAWBA, SOUTH CAROLINA (CAROLINA DIVISION)
     This facility's newsprint machine is one of the largest and most productive newsprint machines in the industry. In 1988, the Company installed a twin wire former and other ancillary equipment that have enhanced this machine's capacity and permitted it to produce a higher quality product.
     The Carolina Division manufactures a variety of coated grades on two coated paper machines. Since 1985, the Company has made continuous improvements in the quality of its coated paper and the number of grades offered.
     In addition to furnishing its internal pulp requirements, the Carolina Division supplies bleached softwood kraft market pulp to paper manufacturers. In 1992, approximately 80 percent of the Company's market pulp production came from its Carolina Division.
     The Company believes that its Catawba mill is among the most cost-competitive and productive mills in the industry.
  LIVERPOOL, NOVA SCOTIA (MERSEY)

     Mersey is jointly owned by the Company and The Washington Post Company, which annually purchases approximately 80,000 tons of newsprint from the Company. The Mersey mill is located on an ice-free port providing access to ports along the eastern seaboard of the United States and throughout the world. Its two paper machines, built in 1929, were completely rebuilt between 1983 and 1985. The mill also operates support facilities required to produce the finished product. A new TMP mill was started up in late 1989 and it now supplies 100 percent of the pulp to the two newsprint machines. This change has resulted in significant improvements in product quality.

     The Company believes that its Mersey facilities are highly competitive in product quality and machine efficiency and that the productivity of the facility falls in the mid-range of Canadian producers.
  EAST MILLINOCKET AND MILLINOCKET, MAINE (GNP)
     The Company's acquisition of GNP has increased the Company's ability to produce additional grades of lighter weight papers demanded by many publishers, printers and paper merchants. Since the GNP acquisition, the Company has undertaken a number of capital improvements at GNP to increase production efficiencies and improve product quality.

     The East Millinocket mill is located on the West Branch of the Penobscot River in northern Maine. East Millinocket's two paper machines were built in 1954 and completely rebuilt in 1985. These two machines produce newsprint, directory paper and other uncoated groundwood specialties. The East Millinocket mill also operates a groundwood pulp mill and other support facilities required to produce the finished products. Sulfite pulp is pumped through a pipeline from the Millinocket mill for use at the East Millinocket mill. The mill's recycling facility, which began operation in late May of 1993, will enable the Company to meet widespread customer demand for directory and newsprint paper containing post-consumer wastepaper.

     The Company believes that the paper machines at the East Millinocket facility are highly competitive and provide customers with excellent quality newsprint and directory paper.
     The Millinocket mill is located eight miles from the East Millinocket mill and produces newsprint, directory papers and uncoated groundwood specialties. The Company also manufactures a variety of coated grades on three coated paper machines at this mill site. During the third quarter of 1993, the Company announced the phased closure of certain older, higher cost operations located at the Millinocket mill. The phaseout will involve the shutdown of the mill's woodyard, groundwood pulping facilities and a small paper machine that produces uncoated groundwood specialties. Approximately 200 positions will be eliminated throughout the mill's operations over a 12 month period as a result of this closure. The Company believes that these changes will significantly improve the mill's cost competitiveness.
COMMUNICATION PAPERS
     Throughout the 1990's, the business forms industry has faced weak demand and excess industry capacity. The dollar value of United States sales of continuous stock computer forms reached a high in 1990 of $1.97 billion and has declined
                                       25
each year since then. In 1993, such industry sales volume has remained essentially unchanged as compared to 1992. Industry capacity utilization rates during the past three years have averaged between 59 percent and 62 percent.

     The cost of forms bond paper, the principal raw material for many business papers, remains the determining factor in the profitability of the product converted from it. Since substantial overcapacity continues in this paper grade, costs have been dropping steadily since 1991. Due to intense competition, prices and margins have followed the same downward trend.

     The Company believes that the market for continuous stock forms will remain highly competitive, and the Company does not expect total demand to increase.
     The Company's subsidiary, Bowater Communication Papers Inc. (BCPI), converts paper into continuous stock computer forms at eight plants in the United States. BCPI markets this product and other business communication papers through its two divisions, Bowater Computer Forms (BCF) and Star Forms, which use a network of 30 distribution centers to service customers in major metropolitan areas throughout the United States. BCF specializes in direct sales to numerous large-volume end-users, such as banks and governmental entities, while Star Forms concentrates on sales to smaller businesses and individuals through sales to numerous business forms distributors, paper merchants, office product dealers, computer stores and other outlets.
     Demand for continuous stock computer forms increased during the late 1980's, in part because of the popularity of home computers. In the early 1990's, as the United States economy weakened, demand softened, selling prices dropped and raw material costs rose. As a result, the profitability of these products declined in the early 1990's. Intense competition, excess industry capacity and weak demand have hindered the recovery of selling prices.

     Given this environment, the Company's strategic focus has been to differentiate itself from others in the marketplace by developing new products, including forms with recycled content such as EW-20 and EB-20, and by gaining the benefits of more vertical integration, using the capabilities of its paper mills. Paper is the primary cost of this business, and the Company is moving toward providing more of BCPI's paper needs internally to the extent consistent with customer product requirements. This vertical integration has provided the Company generally with higher margins than the products previously produced on its uncoated groundwood paper machines. The Company provided approximately
23 percent of BCPI's total paper requirements in 1993, and expects to provide substantially more of BCPI's total paper requirements in 1994. The Company believes that, notwithstanding the increase in use of business machines using higher grades of paper, customers that generate high volumes of internal documents will continue to demand groundwood based continuous stock computer forms.

TIMBERLANDS AND LUMBER PRODUCTS
     The Company currently owns approximately 3.9 million acres and manages under lease approximately .1 million acres of timberlands throughout eight states and Nova Scotia. These timberlands supply approximately half of the Company's wood requirements. Approximately 2.1 million acres of these timberlands were acquired in the GNP acquisition and are located in the State of Maine. The balance of the United States acreage (approximately 1.1 million acres) is located in the southeastern United States and approximately .8 million acres are located in Nova Scotia. The Company also maintains two nurseries from which it supplies seedlings to replace trees harvested from its timberlands, generally planting three trees for each one that is cut.

     The Company operates three sawmills that produce construction grade lumber. The sawmill at Albertville, Alabama, produced 92.0 million board feet of lumber in 1992. This lumber is sold in the southern and midwestern United States. Mersey operates a small sawmill in Oak Hill, Nova Scotia, the products of which are sold to customers in eastern Canada and the United Kingdom. The Oak Hill sawmill produced 19.9 million board feet of lumber in 1992. The Company's Pinkham Lumber sawmill in Ashland, Maine, produced 79.7 million board feet of lumber in 1992, with the majority of this product being sold to customers in New England.

COMPETITION
     Newsprint and bleached market pulp are consumed in virtually every country of the world and produced in nearly all countries with adequate indigenous fiber sources. No proprietary process is employed in either their manufacture or use, and the Company does not spend a material amount on research and development. There are approximately 20 major producers of newsprint with which the Company competes. The Company is not a major producer in the market pulp industry, which includes numerous suppliers worldwide. Price, quality and service are important competitive determinants.
                                       26

     Over half of the United States consumption of directory and other uncoated groundwood specialty papers is currently met by imports. The Company uses price, quality and service to compete with other producers.
     The coated paper market is also highly competitive. Price, quality and service are important competitive determinants, but a degree of proprietary knowledge is required in both the manufacture and use of this product, which encourages close supplier-customer relationships.
     The Company believes that it has the second largest United States market share in the sale of continuous stock computer forms at approximately 11 percent. Nonetheless, this business faces considerable competition. The Company's competitive efforts are focused on price, quality, customer service and the introduction of new products, including products with post-consumer wastepaper recycled content.
     As with other globally manufactured and sold commodities, the Company's competitive position, particularly with respect to its paper and pulp products, is significantly affected by the volatility of currency exchange rates. Since several of the Company's primary competitors are located in Canada, Sweden and Finland, the relative rates of exchange between those countries' currencies and the United States dollar can have a substantial effect on the Company's ability to compete. Recently, the Company's competitive position has been adversely affected by the relative strength of the United States dollar against these currencies.
     In addition, the degree to which the Company competes with foreign producers depends in part on the level of demand abroad. Shipping costs generally cause producers to prefer to sell in local markets when the demand is sufficient in those markets.
     Trends in electronic data transmission and storage could adversely affect traditional print media, including products of the Company's customers; however, neither the timing nor the extent of those trends can be predicted with certainty. Industry reports indicate that the Company's newspaper publishing customers in North America have experienced some loss of market share to other forms of media and advertising, such as direct mailings and newspaper inserts (both of which are end uses for selected Company products) and cable television. These customers are also facing a decline in newspaper readership, circulation and advertising lineage. The Company does not believe that this is the case in most overseas markets.
     Part of the Company's competitive strategy is to be a low cost producer of its products while maintaining strict quality standards and being responsive on environmental issues. The Company believes that its large woodland base, relative to its paper production, provides it with a competitive advantage in controlling costs and that its two recycling facilities have further enhanced its competitive position. The Company believes that the cost advantage of these recycling facilities, as compared to the more traditional methods of paper production, should continue until the price for wastepaper significantly rises. RAW MATERIALS
     The manufacture of pulp and paper requires significant amounts of wood fiber and energy. Approximately 3.0 million cords of wood were consumed by the Company during 1992 for pulp and paper production. Wood harvested from Company-owned or Company-leased properties supplies approximately 50 percent of the Company's total wood fiber requirements. The balance of the Company's virgin wood requirements are purchased, primarily under contract, from local wood producers, private landowners and sawmills (in the form of chips) at market prices. Wastepaper (in the form of old newspapers and magazines) is purchased from suppliers in the regions of the Company's two recycling plants. These suppliers collect, sort and bale the material before selling it to the Company, primarily under long-term contracts.
     Steam and electrical power are the primary forms of energy used in pulp and paper production. In 1992, the Company internally generated approximately 21 percent of its total electrical power requirements. Over time, the Company has reduced its dependence upon oil and natural gas by increasing its ability to burn wood wastes and coal. Process steam is produced in boilers at the various mill sites from a variety of fuel sources, including waste products. Internally generated electrical power at the Calhoun and Catawba facilities supplements purchased electrical power. The Company has long-term contracts in place with the electric utilities that serve its Catawba, Calhoun and Mersey facilities. The Company's paper operations in Maine are substantially self-sufficient electrically with six hydroelectric facilities located on the West Branch of the Penobscot River (containing 31 hydroelectric generators) and seven steam turbine generators located in the mill power plants.
     The Company operates its Maine hydroelectric facilities pursuant to long-term licenses granted by the Federal Energy Regulatory Commission (FERC) or its predecessor, the Federal Power Commission. The existing licenses for certain dams expired on December 31, 1993. The Company is currently engaged in the multi-year relicensing process to obtain new 30-
                                       27
year licenses. The relicensing proceedings have not yet concluded; however, annual extensions are expected to be granted while FERC proceeds with preparation of an environmental impact statement now scheduled to be issued in the third quarter of 1994. In connection with the relicensing process, various groups have intervened and raised objections that are now being considered by FERC. Although there can be no assurances, the Company believes that, notwithstanding these objections, new licenses will be issued and that such licenses will contain terms and conditions that will allow the Company to maintain most of the benefits that are provided under the existing licenses. In the interim period, the Company will continue to operate under the existing licenses or such annual licenses as FERC issues prior to the conclusion of the pending relicensing proceedings.
EMPLOYEES

     Along with wood fiber and energy, labor constitutes a significant component of the cost of paper and pulp production. As of December 31, 1993, the Company employed approximately 6,600 people, of whom approximately 4,300 were represented by bargaining units. For a discussion of recent personnel reductions, see Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources. The labor agreement at the Company's Catawba mill covering all of the plant's hourly employees was recently extended for four years beginning April 19, 1993. A 1991 labor contract at the Calhoun mill with most of the plant's hourly employees lasts until July 1996. Negotiations are under way for the renewal of the labor contract at the Mersey mill, which expired in May 1993. Contracts covering the large majority of unionized employees of GNP expire in August 1995. All plant facilities are situated in areas where an adequate labor pool exists and relations with employees are considered good by the Company. The Company's employment efforts are focused on training and safety.

TRADEMARKS AND NAME
     The Company currently possesses the exclusive worldwide right to use the trademarked Company logo and, in the western hemisphere, the exclusive right to use the trade name Bowater. The Company considers these rights to be valuable and necessary to the conduct of the Company's business.
                                       28

                               TECHNICAL GLOSSARY
     BASIS WEIGHT: unit of measurement of paper consisting of its weight divided by a specific surface area, commonly denominated in North America in pounds/ream and elsewhere in grams/square meter.
     COATED PAPER: paper treated with certain additives, mainly inorganic pigments, latex, starch and other chemicals to obtain certain characteristics necessary to achieve high quality printing.
     DIRECTORY PAPERS: lightweight uncoated groundwood specialty papers used for telephone and other directories and catalogs.
     FREESHEET PAPER: paper made from fibers manufactured from a chemical pulping process (kraft) as opposed to a mechanical pulping process (groundwood or thermomechanical pulp).
     FURNISH: a blend of different types of pulps and additives that are provided to the paper machine for making paper.
     LIGHTWEIGHT COATED GROUNDWOOD PAPER (LWC): coated groundwood paper typically having a basis weight ranging between 25 and 50 pounds.
     NEWSPRINT: a printing paper classified as newsprint by virtue of its characteristics of weight, brightness, smoothness and thickness, made largely from groundwood, mechanical or recycled pulp, usually reinforced to varying degrees with chemical pulp.
     OPERATING RATE: the ratio of actual production to the capacity of a machine or mill.
     PULP: a fibrous material produced mechanically or chemically by reducing woody plants into their component parts. Pulp can result from a variety of processes including cooking, refining, grinding or the processing and cleaning of wastepaper. Pulp can be either in a wet or dry state. Types of pulp include:
          KRAFT PULP -- pulp obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate.
          RECYCLED PULP -- pulp produced from recycling and de-inking old newspapers, directories and magazines.
          GROUNDWOOD PULP -- pulp produced mechanically by grinding logs. THERMOMECHANICAL PULP (TMP) -- groundwood pulp produced through a process involving the mechanical refining of wood chips under high temperature and pressure.
     RECYCLING: a process to remove inks and other non-fiber contaminants from repulped wastepaper for the purpose of obtaining clean fiber suitable for manufacturing printing paper. The principal technique used by the Company to remove ink and other non-fibrous contaminants is based on flotation and washing technology.

     TWIN WIRE FORMER: a manufacturing technique allowing drainage from two supporting surfaces (wires), providing paper with better dimensional stability, less two-sidedness and better overall printing characteristics than paper manufactured from traditional single wire formers.

     UNCOATED GROUNDWOOD SPECIALTY PAPERS: uncoated papers of higher quality than newsprint but lower quality than fine paper in terms of weight, brightness, smoothness and thickness. It is made largely from groundwood pulp, but also contains varying proportions of chemical pulp.
     VIRGIN FIBER: pulp fiber derived from fiber sources not previously processed into paper.
                                       29

                          DESCRIPTION OF CAPITAL STOCK
     THE FOLLOWING SUMMARY OF CERTAIN PROVISIONS OF THE COMPANY'S CAPITAL STOCK DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ALL OF THE PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS.

     The Company is authorized to issue 100,000,000 shares of Common Stock, $1 par value (Common Stock), and 10,000,000 shares of Serial Preferred Stock, $1 par value (Preferred Stock). As of January 27, 1994, there were approximately 7,251 holders of record of the Company's Common Stock.

COMMON STOCK
     DIVIDENDS. Subject to the prior rights of the Preferred Stock, each outstanding share of Common Stock is entitled to such dividends as may be declared from time to time by the Board of Directors consistent with the provisions of the Company's Restated Certificate of Incorporation, the Company's Bylaws and applicable law.
     VOTING. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of holders of the Common Stock. Removal of directors can be for cause only and requires a 75 percent vote of the outstanding shares entitled to vote at an election of directors. A vote of 75 percent of the outstanding shares entitled to vote for the election of directors is required in order to approve certain business combinations involving certain stockholders beneficially owning more than 5 percent of the outstanding shares entitled to vote for the election of directors, unless the Board of Directors recommends the transaction prior to the acquisition by such stockholders of more than 5 percent of the voting power of the outstanding shares entitled to vote for the election of directors, or unless a majority of the continuing directors approves the transaction, in each of which cases the shareholder vote, if any, that is required by law will suffice. A vote of 75 percent of the voting power of the outstanding shares is required to amend certain provisions in the Restated Certificate of Incorporation or, in certain circumstances, various provisions of the Bylaws. Stockholders of the Company are not permitted to act by written consent but are required to act through a sufficient vote at a duly convened stockholders meeting. The Board of Directors is classified into three classes, with staggered terms of three years each. The Company's Common Stock does not possess cumulative voting rights.
     LIQUIDATION. Subject to the prior rights of the Preferred Stock, in the event of any liquidation or dissolution of the Company, holders of the Common Stock are entitled to receive pro rata any assets of the Company remaining after provision for payment of creditors.

     TRANSFER AGENTS AND REGISTRARS. The transfer agent and registrar of the Common Stock in the United States is The Bank of New York; the transfer agent and registrar of the Common Stock in the United Kingdom is the R-M Trust Co.

     OTHER. Holders of Common Stock have no conversion rights or preemptive rights to purchase or subscribe for securities of the Company. The Common Stock is not subject to further calls or to assessments.
RIGHTS PLAN
     The following summary of certain provisions of the Company's Rights Plan does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Rights Agreement dated as of April 22, 1986, as amended, between the Company and the Bank of New York as successor Rights Agent to Morgan Guaranty Trust Company of New York. Capitalized terms used in this summary and not otherwise defined in this Prospectus shall have the meanings ascribed to them in the Rights Agreement.
     RIGHTS. Effective May 2, 1986, the Company initiated a rights plan (the Rights Plan) and declared a dividend of one right (a Right) for each share of Common Stock outstanding on that date. Each certificate for shares of Common Stock issued after May 2, 1986 and before the Distribution Date (defined below) shall be deemed also to be a certificate for the same number of Rights. Each Right entitles the holder to purchase one one-hundredth of a share of Junior Participating Preferred Stock, Series A (Junior Preferred Stock), at the Purchase Price (defined below) at any time after the Distribution Date. Until the Distribution Date, the Rights are evidenced by the certificates for Common Stock and are transferable only in connection with the transfer of Common Stock, with the surrender for transfer of any certificates for Common Stock constituting a transfer of the Rights associated with such Common Stock. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. Until a Right is exercised, such Right confers no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends.
                                       30

     DISTRIBUTION DATE. The Distribution Date is the earlier of (1) ten days after the announced date (Stock Acquisition Date) that a person (Acquiring Person), together with affiliates and associates, becomes the beneficial owner of 20 percent or more of the Common Stock or (2) ten days after the date of commencement or public announcement by a person (other than the Company), together with affiliates and associates, of a tender offer for 30 percent or more of the Common Stock.
     PURCHASE PRICE. Each Right is exercisable at an initial Purchase Price of $90. The Purchase Price is payable, at the holder's option, in cash or shares of Common Stock having a market value equal to the Purchase Price. The Purchase Price, and the number of shares of Junior Preferred Stock or other securities issuable upon exercise of the Rights, are subject to adjustment to prevent dilution arising from certain events enumerated in the Rights Plan, and the securities issuable upon exercise of the Rights are subject to further adjustment upon the occurrence of a Triggering Event (defined below).
     TRIGGERING EVENT. A Triggering Event occurs at any time:
     (1) an Acquiring Person or any affiliate or associate of an Acquiring Person (a) merges into the Company or any subsidiary of which the Company owns a majority of any class of capital stock and the Common Stock remains outstanding and unchanged, (b) transfers assets to the Company in exchange for, or otherwise obtains, securities of the Company other than in a pro rata distribution, (c) effects a transaction in the assets of the Company or any such subsidiary having an aggregate fair market value of more than $3 million, (d) effects a transaction in the assets of the Company or any such subsidiary on terms less favorable than arm's-length, (e) receives compensation from the Company or any such subsidiary other than for full-time employment, or (f) receives the benefit of credit assistance or tax advantages provided by the Company;
     (2) there is an Acquiring Person and any transaction involving the securities of the Company or any subsidiary results in the increase by more than 1 percent of the proportionate share of any security of the Company held by the Acquiring Person or any affiliate or associate;
     (3) a person (other than the Company or certain controlled entities) becomes the beneficial owner of 30 percent or more of the Common Stock; or
     (4) after the Distribution Date that the Company merges into or combines with another person, any person merges or combines with the Company and the Common Stock is exchanged for securities of another person, or the Company or any such subsidiary sells more than 50 percent of its assets or earning power.
     EFFECTS OF TRIGGERING EVENT. Upon the occurrence of a Triggering Event, the Rights held by an Acquiring Person, and any affiliate, associate, and certain transferees of the Acquiring Person, become void, and exercise of a valid Right and tender of the Purchase Price by any other holder entitles the holder to receive, in lieu of Junior Preferred Stock, (a) two times the number of shares of Common Stock that could otherwise be purchased for the Purchase Price at the then fair market value of the Common Stock, or (b) at the option of the Continuing Directors, any combination of cash, property, Common Stock or other securities of the Company equal in value to such number of shares of Common Stock, or (c) in the case of a Triggering Event described in clause (4) of the preceding paragraph, two times the number of shares of common stock of the resulting or surviving corporation that could otherwise be purchased for the Purchase Price at the fair market value of such common stock.
     REDEMPTION AND TERMINATION. At any time on or prior to the earlier of the 10th day following the Stock Acquisition Date and May 2, 1996 (the expiration date of the Rights), the Company may redeem the Rights for $.01 per Right. The Company's Board of Directors has stated that, without shareholder approval, the Rights Plan will not be renewed upon its expiration.
PREFERRED STOCK
     The Company's Restated Certificate of Incorporation authorizes the Board of Directors (without stockholder approval), among other things, to issue series of Preferred Stock with such powers, designations, preferences and rights, and qualifications, limitations or restrictions, as the Board of Directors shall determine.

     The Company currently has one series of Preferred Stock outstanding, consisting of 1,500,000 shares of LIBOR Preferred Stock, Series A (the LIBOR Preferred Stock), which has a stated involuntary liquidation preference of $50.00 per share. The dividend rate on the LIBOR Preferred Stock, 2.8924 percent for the 12-month period ended October 2, 1993, is reset quarterly based on the London Interbank offered rates for three month United States dollar deposits. The transfer agent and registrar of the LIBOR Preferred Stock is Mellon Securities Trust Company.

     As described above under Rights Plan, Rights holders are entitled to purchase shares of Junior Preferred Stock subject to certain terms and conditions. No share of Junior Preferred Stock is currently outstanding.
                                       31

     At approximately the same time as the offering of the Depositary Shares, the Company is offering approximately $100 million stated liquidation amount of the Company's Series B Convertible Preferred Stock. The two closings are not contingent upon one another. The Company expects that the dividend rate on the
Series B Convertible Preferred Stock, if issued, will be approximately      %.
Certain provisions of the Company's Restated Certificate of Incorporation or Bylaws may have the effect of delaying, deferring or preventing a change in control of the Company. These provisions include: those regarding a classified Board of Directors; the supermajority shareholder or special director voting requirements for approval of certain business combinations and for filling vacancies on the Board of Directors under certain circumstances; the requirement that the stockholders may act only through a stockholders meeting, coupled with the provision that only the Board of Directors or certain executive officers can call special stockholders meetings; the ability of the Board of Directors to issue Preferred Stock issued serially without prior approval of the stockholders and which may have various voting rights designated by the directors, including a separate right to approve a merger or sale of substantially all of the assets of the Company; and the supermajority voting requirements to amend certain provisions of the Restated Certificate of Incorporation or, in certain circumstances, various provisions of the Bylaws. The Rights Plan may also have the effect of making the acquisition of control of the Company more difficult. See Description of Capital Stock -- Rights Plan. Certain provisions in the Company's employment contracts, stock option plans, severance pay plans, and qualified and nonqualified benefit plans, in the Credit Agreement, and in the indenture relating to the Company's 9% debentures due 2009 in the principal amount of, $300 million may also have the effect of inhibiting a change of control of the Company.

                    DESCRIPTION OF SERIES C PREFERRED STOCK
     THE SUMMARY CONTAINED HEREIN OF THE TERMS OF SHARES OF SERIES C PREFERRED STOCK, INCLUDING THOSE TERMS APPLICABLE TO THE SHARES OF PREFERRED STOCK OF THE COMPANY OF ALL SERIES (THE PREFERRED STOCK), DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ALL OF THE PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND FORM OF CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES C PREFERRED STOCK (THE CERTIFICATE OF DESIGNATIONS), A COPY OF EACH OF WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.
     Each of the Depositary Shares represents beneficial ownership of one-fourth of a share of Series C Preferred Stock and entitles the owner to that proportion of all the rights, preferences and privileges of the share of Series C Preferred Stock represented thereby. See Description of Depositary Shares. The Series C Preferred Stock will not be listed on any exchange, and the Company does not expect that there will be any trading market for the shares of Series C Preferred Stock except as represented by the Depositary Shares.
DIVIDENDS
     Holders of record of the shares of Series C Preferred Stock (and thereby holders of Depositary Shares) shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends from the date of initial issuance of shares of Series C Preferred
Stock at the rate of   percent of the stated liquidation preference per annum
(equivalent to $       per annum or $     per quarter for each Depositary
Share), payable quarterly in arrears on the fifteenth day of January, April, July and October or, if any such date is not a business day, on the next succeeding business day. The first dividend period will be from the date of initial issuance of the shares of Series C Preferred Stock to, but excluding, April 15, 1994, and will be payable on April 15, 1994. Dividends will cease to accrue on the shares of Series C Preferred Stock on the date of their redemption. Dividends will be payable to holders of record of shares of Series C Preferred Stock as they appear on the stock register of the Company on such record dates, not less than 15 nor more than 60 days preceding the payment date thereof, as shall be fixed by the Board of Directors. Dividends payable on shares of Series C Preferred Stock for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in any period of less than one month.
     Dividends on shares of Series C Preferred Stock shall accrue whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on shares of Series C Preferred Stock shall cumulate as of the dividend payment date on which they first become payable, but no interest shall accrue on accumulated but unpaid dividends on shares of Series C Preferred Stock.
     The shares of Series C Preferred Stock will rank on a parity, both as to payment of dividends and distribution of assets upon liquidation, with the Company's LIBOR Preferred Stock, Series A, and the shares of Series B Convertible Preferred Stock (expected to be issued at approximately the same time as the shares of Series C Preferred Stock), as well as any Preferred Stock issued in the future by the Company that by its terms ranks PARI PASSU with the shares of Series C Preferred Stock.
     As long as any shares of Series C Preferred Stock are outstanding, no dividends (other than dividends payable in shares of, or warrants, rights or options exercisable for or convertible into shares of, any capital stock, including without limitation the Common Stock, of the Company ranking junior to the shares of Series C Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation (collectively Junior Stock) and cash in lieu of fractional shares in connection with any such dividend) will be paid or declared in cash or otherwise, nor will any other distribution be made (other than a distribution payable in Junior Stock and cash in lieu of fractional shares in connection with any such distribution), on any Junior Stock unless:
(i) full dividends on Preferred Stock that does not constitute Junior Stock (Parity Preferred Stock) have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such Junior Stock dividend or distribution payment to the extent such dividends are cumulative; (ii) dividends in full for the current quarterly dividend period have been paid, or declared and set aside for payment, on all Parity Preferred Stock to the extent such dividends are cumulative; (iii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement, and sinking funds, if any, for any Parity Preferred Stock; and (iv) the Company is not in default on any of its obligations to redeem any Parity Preferred Stock.
     In addition, as long as any shares of Series C Preferred Stock are outstanding, no shares of any Junior Stock may be purchased, redeemed, or otherwise acquired by the Company or any of its subsidiaries (except in connection with a reclassification or exchange of any Junior Stock through the issuance of other Junior Stock (and cash in lieu of fractional shares in connection therewith) or the purchase, redemption, or other acquisition of any Junior Stock with any Junior Stock (and cash
                                       33
in lieu of fractional shares in connection therewith)) nor may any funds be set aside or made available for any sinking fund for the purchase, redemption or acquisition of any Junior Stock unless: (i) full dividends on Parity Preferred Stock have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such purchase, redemption, acquisition, setting aside or making available to the extent such dividends are cumulative; (ii) dividends in full for the current quarterly dividend period have been paid, or declared and set aside for payment, on all Parity Preferred Stock to the extent such dividends are cumulative; (iii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement, and sinking funds, if any, for any Parity Preferred Stock; and (iv) the Company is not in default on any of its obligations to redeem any Parity Preferred Stock.
     Subject to the provisions described above, such dividends or other distributions (payable in cash, property, or Junior Stock) as may be determined by the Board of Directors may be declared and paid on the shares of any Junior Stock from time to time and Junior Stock may be purchased, redeemed or otherwise acquired by the Company or any of its subsidiaries, and funds may be set aside or made available for that purpose, from time to time. In the event of the declaration and payment of any such dividends or other distributions, the holders of such Junior Stock will be entitled, to the exclusion of holders of Parity Preferred Stock, to share therein according to their respective interests.

     As long as any shares of Series C Preferred Stock are outstanding, dividends or other distributions may not be declared or paid on any Parity Preferred Stock (other than dividends or other distributions payable in Junior Stock and cash in lieu of fractional shares in connection therewith), and the Company may not purchase, redeem or otherwise acquire any Parity Preferred Stock (except with any Junior Stock and cash in lieu of fractional shares in connection therewith and except with the right, subject to clause (b) of this paragraph and any similar requirement of any other Preferred Stock, to receive accrued and unpaid dividends), unless either: (a)(i) full dividends on Parity Preferred Stock have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such Parity Preferred Stock dividend, distribution, redemption, purchase or acquisition payment to the extent such dividends are cumulative; (ii) dividends in full for the current quarterly dividend period have been paid, or declared and set aside for payment, on all Parity Preferred Stock to the extent such dividends are cumulative; (iii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement, and sinking funds, if any, for any Parity Preferred Stock; and (iv) the Company is not in default on any of its obligations to redeem any Parity Preferred Stock; or (b) with respect to the declaration and payment of dividends only, any such dividends are declared and paid pro rata so that the amounts of any dividends declared and paid per share of Series C Preferred Stock and each other share of Parity Preferred Stock will in all cases bear to each other the same ratio that accrued and unpaid dividends (including any accumulation with respect to unpaid dividends for prior dividend periods, if such dividends are cumulative) per share of Series C Preferred Stock and the other share of Parity Preferred Stock bear to each other.

OPTIONAL REDEMPTION
     Shares of Series C Preferred Stock (and thereby the Depositary Shares) are
not redeemable by the Company prior to February   , 1999. At any time and from
time to time on or after that date, the Company will have the right to redeem, in whole or in part, the outstanding shares of Series C Preferred Stock (and thereby the related Depositary Shares), for $100 per share (equivalent to $25 per Depositary Share) plus accrued and unpaid dividends (whether or not declared) to, but not including, the date fixed for redemption (other than previously declared dividends payable to a holder of record as of a prior date). Dividends will cease to accrue on the shares of Series C Preferred Stock on the date fixed for their redemption.
     If fewer than all the outstanding shares of Series C Preferred Stock are to be called for redemption, shares of Series C Preferred Stock to be called will be selected by the Company from outstanding shares of Series C Preferred Stock not previously called by lot or pro rata (as nearly as may be) or by any other method determined by the Board of Directors in its sole discretion to be equitable.
     The Company will provide notice of any call for redemption of shares of Series C Preferred Stock to holders of record of the shares of Series C Preferred Stock to be called for redemption not less than 30 nor more than 60 days prior to the date fixed for redemption. Any such notice will be provided by mail, sent to the holders of record of the shares of Series C Preferred Stock to be called for redemption at such holder's address as it appears on the stock register of the Company, first class postage paid; PROVIDED, HOWEVER, that failure to give such notice or any defect therein shall not affect the validity of the proceeding for redemption of any shares of Series C Preferred Stock to be redeemed except as to the holder to whom the Company has failed to give said notice or whose notice was defective. On and after the redemption date, all rights of the
                                       34
holders of the shares of Series C Preferred Stock called for redemption shall terminate except the right to receive the redemption price (unless the Company defaults on payment of the redemption price). A public announcement of any call for redemption will be made by the Company prior to, or at the time of, the mailing of such notice of redemption.
     Each holder of shares of Series C Preferred Stock called for redemption must surrender the certificates evidencing such shares of Series C Preferred Stock to the Company at the place and in the manner designated in the notice of redemption and will thereupon be entitled to receive the redemption price.
     There is no mandatory redemption or sinking fund obligation with respect to the Series C Preferred Stock.
     The Company will not redeem the Series C Preferred Stock if advised in advance by Moody's Investor's Service, Inc. or Standard & Poor's Corporation that to do so would result in a lowering of the Company's credit ratings from then existing levels.
     The Depositary Shares are subject to call upon substantially identical terms and conditions (including those as to notice to the owners of Depositary Shares) as the shares of Series C Preferred Stock, adjusted to reflect the fact that four Depositary Shares are the equivalent of one share of Series C Preferred Stock. See Description of Depositary Shares -- Redemption of Depositary Shares.
CONVERSION RIGHTS
     The Series C Preferred Stock is not convertible into shares of any other class or series of capital stock of the Company.
LIQUIDATION RIGHTS
     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, and subject to the rights of holders of any other series of Preferred Stock, the holders of outstanding shares of Series C Preferred Stock are entitled to receive $100 per share (equivalent to $25 for each Depositary Share), plus accrued and unpaid dividends thereon, out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock upon liquidation, dissolution, or winding up.
     If upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the assets of the Company are insufficient to permit the payment of the full preferential amounts payable with respect to shares of Series C Preferred Stock and all other series of Parity Preferred Stock, the holders of shares of Series C Preferred Stock and of all other series of Parity Preferred Stock will share ratably in any distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series C Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. A consolidation or merger of the Company with one or more corporations or a sale or transfer of substantially all of the assets of the Company shall not be deemed to be a liquidation, dissolution, or winding up of the Company.
VOTING RIGHTS
     Except for the voting rights described below and except as otherwise provided by law, the holders of shares of Series C Preferred Stock shall not be entitled to vote on any matter or to receive notice of, or to participate in, any meeting of shareholders of the Company.
     In the event that dividends on the shares of Series C Preferred Stock or any other series of Preferred Stock shall be in arrears and unpaid for six quarterly dividend periods, or if any other series of Preferred Stock shall be entitled for any other reason to exercise voting rights, separate from the Common Stock, to elect any Directors of the Company (Preferred Stock Directors), the holders of the shares of Series C Preferred Stock (voting separately as a class with holders of all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable), with each share of Series C Preferred Stock entitled to one vote (equivalent to 1/4 of a vote for each Depositary Share) on this and other matters in which Preferred Stock votes as a group, will be entitled to vote for the election of two Preferred Stock Directors, such Directors to be in addition to the number of Directors constituting the Board of Directors immediately prior to the accrual of such right. Such right, when vested, shall continue until all dividends in arrears on the shares of Series C Preferred Stock and such other series of Preferred Stock shall have been paid in full and the right of any other series of Preferred Stock to exercise voting rights, separate from the Common Stock, to elect any Preferred Stock Directors shall terminate or have terminated, and, when so paid and such termination occurs or has occurred, such right of the holders of the shares of Series C Preferred Stock shall cease. Upon the termination of the aforesaid voting right, subject to the requirements of the Delaware corporation law and the
                                       35

Restated Certificate of Incorporation of the Company, such Preferred Stock Directors shall cease to be Directors of the Company and shall resign.
     The Company will not, without the approval of the holders of at least
66 2/3 percent of all the shares of Series C Preferred Stock then outstanding:
(i) amend, alter, or repeal any of the provisions of the Restated Certificate of Incorporation or the Bylaws of the Company so as to affect adversely the powers, preferences, or rights of the holders of the shares of Series C Preferred Stock then outstanding or reduce the minimum time required for any notice to which only the holders of the shares of Series C Preferred Stock then outstanding may be entitled (an amendment of the Restated Certificate of Incorporation to authorize or create, or to increase the authorized amount of, Junior Stock, Preferred Stock or any stock of any class ranking on a parity with the shares of Series C Preferred Stock shall be deemed not to affect adversely the powers, preferences, or rights of the holders of the shares of Series C Preferred Stock); (ii) create any series of Preferred Stock ranking prior to the shares of Series C Preferred Stock as to payment of dividends or the distribution of assets upon liquidation; (iii) authorize or create, or increase the authorized amount of, any capital stock, or any security convertible into capital stock, of any class ranking prior to the Series C Preferred Stock as to payment of dividends or the distribution of assets upon liquidation; or (iv) merge or consolidate with or into any other corporation, unless each holder of the Series C Preferred Stock immediately preceding such merger or consolidation shall receive or continue to hold in the resulting corporation the same number of shares, with substantially the same rights and preferences, as correspond to the Series C Preferred Stock so held.

     As long as any shares of Series C Preferred Stock are outstanding, the Company will not, without the approval of the holders of at least a majority of the shares of Parity Preferred Stock then outstanding: (i) increase the authorized amount of the Preferred Stock or (ii) create any class or classes of capital stock ranking on a parity with the Parity Preferred Stock, either as to payment of dividends or the distribution of assets upon liquidation, and not existing on the date of the Certificate of Designations, or create any stock, or other security, convertible into or exchangeable for or evidencing the right to purchase any stock of such other class of capital stock ranking on a parity with the Parity Preferred Stock, or increase the authorized number of shares of any such other class of capital stock or amount of such other stock or security.

     Notwithstanding the provisions summarized in the preceding two paragraphs, however, no such approval described therein of the holders of the shares of Series C Preferred Stock shall be required if, at or prior to the time when such amendment, alteration, or repeal is to take effect or when the authorization, creation or increase of any such prior or parity stock or such other stock or security is to be made, or when such consolidation or merger is to take effect, as the case may be, provision is made for the redemption of all shares of Series C Preferred Stock at the time outstanding.
TRANSFER AGENT AND REGISTRAR
     Trust Company Bank, Atlanta, Georgia, will act as transfer agent and registrar for, and paying agent for the payment of dividends on, shares of Series C Preferred Stock and the Depositary Shares. Trust Company Bank maintains a New York drop facility.
MISCELLANEOUS
     Upon issuance, the shares of Series C Preferred Stock will be fully paid and nonassessable. Holders of shares of Series C Preferred Stock have no preemptive rights. Shares of Series C Preferred Stock redeemed or otherwise acquired by the Company shall resume the status of authorized and unissued shares of Preferred Stock, undesignated as to series, and shall be available for subsequent issuance.
                                       36

                        DESCRIPTION OF DEPOSITARY SHARES
     THE FOLLOWING SUMMARY OF THE TERMS AND PROVISIONS OF THE DEPOSITARY SHARES DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY, THE DEPOSIT AGREEMENT, AS DEFINED BELOW (WHICH CONTAINS THE FORM OF THE DEPOSITARY RECEIPT, AS DEFINED BELOW).

     Each Depositary Share represents one-fourth of a share of Series C
Preferred Stock deposited under the Deposit Agreement, dated as of February   ,
1994 (the Deposit Agreement), among the Company, Trust Company Bank, as depositary (including any successor, the Depositary), and the holders from time to time of depositary receipts executed and delivered thereunder (the Depositary Receipts). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share is entitled, proportionately, to all the rights, preferences and privileges of the Series C Preferred Stock represented thereby (including dividend, voting and liquidation rights), and subject to all of the limitations of the Series C Preferred Stock represented thereby, contained in the Certificate of Designations and summarized under Description of Series C Preferred Stock. The principal executive office of Trust Company Bank is located at One Park Place, Atlanta, Georgia 30302.

     The Depositary Shares are evidenced by Depositary Receipts. Copies of the Deposit Agreement, the form of which is filed as an exhibit to the Registration Statement, are available for inspection at the Corporate Office (as defined in the Deposit Agreement) of the Depositary.
EXECUTION AND DELIVERY OF DEPOSITARY RECEIPTS
     Immediately following the issuance of the Series C Preferred Stock by the Company to the Underwriters, the shares of Series C Preferred Stock will be deposited by the Underwriters, or on their behalf, with the Depositary, which will then execute and deliver the Depositary Receipts to the Underwriters. Depositary Receipts will be executed and delivered evidencing only whole Depositary Shares.
WITHDRAWAL OF SERIES C PREFERRED STOCK
     Upon surrender of Depositary Receipts at the Corporate Office of the Depositary, the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office of certificates evidencing the number of shares of Series C Preferred Stock (but only in whole shares of Series C Preferred Stock) represented by such Depositary Receipts. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Series C Preferred Stock to be withdrawn, the Depositary will at the same time deliver to such holder a new Depositary Receipt or Receipts evidencing such excess number of Depositary Shares. The Company does not expect that there will be any public trading market for the Series C Preferred Stock except as represented by the Depositary Shares.
REDEMPTION OF DEPOSITARY SHARES
     The Depositary Shares will be redeemed, upon no less than 30 nor more than 60 days' notice, from the cash received by the Depositary resulting from the redemption, in whole or in part, at the Company's option, but subject to the terms and conditions applicable thereto, of the shares of Series C Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to one-fourth of the redemption price per share payable with respect to a share of the Series C Preferred Stock. See Description of Series C Preferred Stock -- Optional Redemption. Whenever the Company redeems shares of the Series C Preferred Stock from the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of the Series C Preferred Stock so redeemed.
     If fewer than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed shall be selected by lot or pro rata or by any other equitable method determined by the Depositary to be consistent with the method determined by the Board of Directors with respect to the Series C Preferred Stock. If fewer than all of the Depositary Shares evidenced by a Receipt are called for redemption, the Depositary will deliver to the holder of such Depositary Receipt upon its surrender to the Depositary, together with the redemption payment, a new Depositary Receipt evidencing the Depositary Shares evidenced by such prior Depositary Receipt and not called for redemption.
     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of such Depositary Shares will cease, except the right to receive the amounts payable on such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption, upon surrender to the Depositary of the Depositary Receipt or Receipts evidencing such Depositary Shares.
                                       37

DIVIDENDS AND OTHER DISTRIBUTIONS
     The Depositary will distribute all cash dividends or other cash distributions in respect of the Series C Preferred Stock to the record holders of Depositary Receipts in proportion, insofar as practicable, to the number of Depositary Shares owned by such holders.
     In the event of a distribution other than cash in respect of the Series C Preferred Stock, the Depositary will distribute property received by it to the record holders of Depositary Receipts in proportion, insofar as practicable, to the number of Depositary Shares owned by such holders, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including sale (at public or private sale) of such property and distribution of the net proceeds from such sale to such holders.
     The amount distributed in any of the foregoing cases will be reduced by any amount required to be withheld by the Company or the Depositary on account of taxes.
RECORD DATE
     Whenever (i) any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made, or any rights, preferences or privileges shall be offered with respect to the Series C Preferred Stock, or (ii) the Depositary shall receive notice of any meeting at which holders of Series C Preferred Stock are entitled to vote or of which holders of Series C Preferred Stock are entitled to notice, or of any election on the part of the Company to call for redemption any shares of Series C Preferred Stock, the Depositary shall in each such instance fix a record date (which shall be the same date as the record date for the Series C Preferred Stock) for the determination of the holders of Depositary Receipts (x) who shall be entitled to receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof, (y) who shall be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting, or (z) who shall be subject to such redemption, subject to the provisions of the Deposit Agreement.
VOTING OF SERIES C PREFERRED STOCK
     Upon receipt of notice of any meeting at which holders of Series C Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of Depositary Receipts. Each record holder of Depositary Receipts on the record date (which will be the same date as the record date for the Series C Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Series C Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Series C Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company has agreed to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Series C Preferred Stock to the extent it does not receive specific written voting instructions from the holders of Depositary Receipts representing such shares of Series C Preferred Stock. TAXATION
     The Company believes that owners of the Depositary Shares will be treated for Federal income tax purposes as if they were owners of the Series C Preferred Stock represented by such Depositary Shares and accordingly, will be entitled to take into account for Federal income tax purposes income and deductions to which they would be entitled if they were holders of shares of such Series C Preferred Stock. In addition, (i) no gain or loss will be recognized for Federal income tax purposes upon the withdrawal of Series C Preferred Stock in exchange for Depositary Shares as provided in the Deposit Agreement, (ii) the tax basis of each share of Series C Preferred Stock to an exchanging owner of Depositary Shares will, upon such exchange, be the same as the aggregate tax basis of the Depositary Shares exchanged therefor, and (iii) the holding period for shares of Series C Preferred Stock in the hands of an exchanging owner of Depositary Shares will include the period during which such person owned such Depositary Shares.
AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT
     The form of Depositary Receipts and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that imposes any fees, taxes or other charges payable by holders of Depositary Receipts (other than taxes and other governmental charges, fees and other expenses payable by such holders as stated under Charges of Depositary), or that otherwise prejudices any substantial existing right of
                                       38
holders of Depositary Receipts, will not take effect as to outstanding Depositary Receipts until the expiration of 90 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Receipts. Every holder of Depositary Receipts at the time any such amendment becomes effective shall be deemed to consent and agree to such amendment and to be bound by the Deposit Agreement, as so amended. In no event may any amendment impair the right of any owner of Depositary Shares, subject to the conditions specified in the Deposit Agreement, upon surrender of the Depositary Receipts evidencing such Depositary Shares to receive shares of Series C Preferred Stock and any money or other property represented thereby, except in order to comply with mandatory provisions of applicable law.

     Whenever so directed by the Company, the Depositary will terminate the Deposit Agreement after mailing notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 45 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Depositary will continue (i) to collect dividends on the Series C Preferred Stock and any other distributions with respect thereto and (ii) to deliver the shares of Series C Preferred Stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Depositary may sell the shares of Series C Preferred Stock then held by it at public or private sale, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered. The Company does not intend to terminate the Deposit Agreement or to permit the resignation of the Depositary without appointing a successor depositary. In the event the Deposit Agreement is terminated and a sufficient number of shares of Series C Preferred Stock remain outstanding, the Company will use its best efforts to list the shares of Series C Preferred Stock on the NYSE (unless the holders of a majority of the outstanding shares of the Series C Preferred Stock shall consent to the Company not effecting such listing).

CHARGES OF DEPOSITARY
     The Company will pay all charges of the Depositary including charges in connection with the initial deposit of the Series C Preferred Stock, the initial execution and delivery of the Depositary Receipts, the distribution of information to the holders of Depositary Receipts with respect to matters on which shares of Series C Preferred Stock are entitled to vote, withdrawals of the Series C Preferred Stock by the holders of Depositary Receipts or redemption of the Series C Preferred Stock, except for taxes (including transfer taxes, if any) and other governmental charges and such other charges as are expressly provided in the Deposit Agreement to be at the expense of holders of Depositary Receipts or persons depositing shares of Series C Preferred Stock.
GENERAL
     The Depositary will make available for inspection by holders of Depositary Receipts at its Corporate Office all reports and communications from the Company that are delivered to the Depositary and made generally available to the holders of Series C Preferred Stock.
     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control from or in performing its obligations under the Deposit Agreement.
                                       39

                                  UNDERWRITING
     Subject to the terms and conditions set forth in a purchase agreement (the Purchase Agreement) between the Company and each of the underwriters named below (the Underwriters), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc, Kidder, Peabody & Co. Incorporated, Prudential Securities Incorporated, and Smith Barney Shearson Inc. are acting as representatives (the Representatives), the Company has agreed to sell to the Underwriters, and each of the Underwriters severally has agreed to purchase from the Company, the number of Depositary Shares set forth opposite each Underwriter's name.

                                                                                           NUMBER OF
UNDERWRITER                                                                            DEPOSITARY SHARES
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................................................
Salomon Brothers Inc................................................................
Kidder, Peabody & Co. Incorporated..................................................
Prudential Securities Incorporated..................................................
Smith Barney Shearson Inc. .........................................................
Total...............................................................................        3,000,000

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Depositary Shares being sold pursuant to the Purchase Agreement if any of the shares being sold pursuant to the Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.
     The Representatives have advised the Company that they propose initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of the Prospectus and to certain dealers at such price less a
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may reallow, a discount not in excess of $
per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
     The Company has granted to the Underwriters an option, exercisable for 30
days after the date of this Prospectus, to purchase up to            Depositary
Shares at the public offering price less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of Depositary Shares offered hereby. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of such shares as the number of Depositary Shares to be purchased by each Underwriter shown in the foregoing table bears to the total number of shares initially offered hereby.

     The Company and certain of its executive officers have agreed, for a period of 90 days after the date of this Prospectus, to not, without the prior written consent of the Representatives, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of its capital stock or securities convertible into or exchangeable for capital stock of the Company other than to the Representatives pursuant to the Purchase Agreement, the Series B Convertible Preferred Stock, the Junior Participating Preferred Stock, Series A, shares of Common Stock pursuant to the Rights Plan and other than shares of Common Stock or options for shares of Common Stock issued pursuant to or sold in connection with qualified employee benefit, dividend reinvestment and stock option and stock purchase plans and shares of Common Stock issuable upon conversion of securities or exercise of stock options or currently outstanding warrants.

     Prior to this Offering, there has been no public market for the Depositary Shares. There can be no assurance that an active trading market will develop for the Depositary Shares or that the Depositary Shares will trade in the public market subsequent to the Offering at or above the initial public offering price.

     The Company has agreed to indemnify the Underwriters and its controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters and its controlling persons may be required to make in respect thereof.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.
                                       40

                                 LEGAL MATTERS

     Certain aspects of the legality of the Depositary Shares and the shares of Series C Preferred Stock offered hereby will be passed upon for the Company by Wendy C. Shiba, Esq., Secretary and Assistant General Counsel for the Company, who will rely as to certain matters of Delaware law on the opinion of Richards, Layton & Finger, Wilmington, Delaware. Certain legal matters with respect to the Depositary Shares and the shares of Series C Preferred Stock offered hereby will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York. Ms. Shiba owns no shares of stock of the Company, but has been granted options to purchase an aggregate of 9,000 shares of Common Stock of the Company pursuant to the Company's 1992 Stock Incentive Plan. Such options are not currently exercisable.

                                    EXPERTS
     The consolidated financial statements and schedules of Bowater Incorporated and Subsidiaries as of December 31, 1992 and 1991, and for each of the years in the three-year period ended December 31, 1992, incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick covering the December 31, 1992 financial statements refers to accounting changes regarding the Company's adoption of the provisions of the Financial Accounting Standards Board's Statement on Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and Statement on Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1992.
                                       41

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               TABLE OF CONTENTS

                                                        PAGE
Available Information................................     2
Incorporation of Certain Documents by
  Reference..........................................     2
The Company..........................................     3
Recent Developments..................................     4
Use of Proceeds......................................     4
Certain Investment Considerations....................     5
Capitalization.......................................     7
Selected Financial and Operating Data................     8
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................    10
Business.............................................    18
Technical Glossary...................................    29
Description of Capital Stock.........................    30
Description of Series C Preferred Stock..............    33
Description of Depositary Shares.....................    37
Underwriting.........................................    40
Legal Matters........................................    41
Experts..............................................    41

                          3,000,000 DEPOSITARY SHARES

                  [company logo appears here, see appendix]

             EACH REPRESENTING A ONE-FOURTH INTEREST IN A SHARE OF
                                      % SERIES C
                          CUMULATIVE PREFERRED STOCK,
                             PAR VALUE $1 PER SHARE
                              P R O S P E C T U S
                              MERRILL LYNCH & CO.
                              SALOMON BROTHERS INC
                             KIDDER, PEABODY & CO.
                                  INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           SMITH BARNEY SHEARSON INC.
                                               , 1994

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The estimated expenses incurred in connection with the offering of the shares of Series C Preferred Stock and the Depositary Shares are as follows:

Registration fee...................................................................................   $ 29,310.55
New York Stock Exchange fees.......................................................................     15,700.00
Printing and engraving expenses....................................................................     89,400.00
Accounting fees and expenses.......................................................................     22,500.00
Legal fees and expenses............................................................................     70,000.00
Blue sky fees and expenses.........................................................................      5,000.00
Depositary's fees and expenses.....................................................................      4,150.00
Miscellaneous......................................................................................     25,600.00
  Total............................................................................................   $261,660.55



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any claim, issue or manner as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

     The Restated Certificate of Incorporation of the Company provides, in effect, that, to the extent and under the circumstances permitted by Section 145 of the General Corporation Law of the State of Delaware, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another enterprise.

     Pursuant to Section 6 of the Purchase Agreement, which is Exhibit 1.1 hereto, the Underwriters named therein have agreed to indemnify the Company, its controlling persons, its directors and certain of its officers against certain liabilities, including civil liabilities under the Securities Act.
     Under insurance polices maintained by the Company, directors and officers of the Company may be indemnified against certain losses arising from certain claims, including claims under the Securities Act, which may be made against such persons by reason for their being such directors or officers.
                                      II-1

ITEM 16. EXHIBITS*

 1.1**      Form of Purchase Agreement among the Company and the Representatives of the several underwriters.
 4.1        Agreement pursuant to S-K Item 601(b)(4)(iii)(A) to provide the Commission upon request copies of certain other instruments with respect to long-term debt not being registered where the amount of securities authorized under each such instrument does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis (incorporated by reference to Exhibit 4.3 to the Company's
            Registration Statement No. 2-93455).
 4.2***     Restated Certificate of Incorporation of the Company, as amended.
 4.3.1**    Form of Certificate of Designations, Preference and Rights of PRIDES, Series B Convertible Preferred
            Stock.
 4.3.2**    Form of Certificate of Designations, Preference and Rights of Series C Cumulative Preferred Stock.
 4.4        Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement
            No. 33-11228).
 4.5        Rights Agreement between the Company and Morgan Guaranty Trust Company of New York (incorporated by reference to Exhibit 4 to Current Report of the Company on Form 8-K dated April 22, 1986).
 4.5.1      Addendum to Rights Agreement substituting The Bank of New York as successor Rights Agent (incorporated by reference to Exhibit 4.5A to Annual Report of the Company on Form 10-K for 1988).
 4.6**      Form of Deposit Agreement, by and among the Company, Trust Company Bank, as Depositary and the holders from time to time of the Depositary Receipts relating to the Company's PRIDES, Series B Convertible
            Preferred Stock, together with form of Depositary Receipt as Exhibit A.
 4.6.1**    Form of Deposit Agreement, by and among the Company, Trust Company Bank, as Depositary and the holders from time to time of the Depositary Receipts relating to the Company's Series C Cumulative Preferred
            Stock, together with form of Depositary Receipt as Exhibit A.
 4.7        Indenture, dated as of August 1, 1989, between the Company and Manufacturers Hanover Trust Company, as
            Trustee, with respect to the 9 percent Debentures due 2009 (incorporated by reference to Exhibit 4.0 to
            Quarterly Report of the Company on Form 10-Q dated November 10, 1989).
 4.8        Indenture, dated as of December 1, 1991, between the Company and Marine Midland Bank, N.A., as Trustee,
            with respect to the 9 3/8 percent Debentures due 2021 (incorporated by reference to Exhibit 4.8 to Annual
            Report of the Company on Form 10-K for 1991).
 4.9        Indenture, dated as of December 1, 1991, between the Company and Marine Midland Bank, N.A., as Trustee,
            with respect to the 8 1/2 percent Notes due 2001 (incorporated by reference to Exhibit 4.9 to Annual
            Report of the Company on Form 10-K for 1991).
 4.10       Indenture, dated as of October 15, 1992, between the Company and The Chase Manhattan (N.A.) as Trustee,
            with respect to the 8 1/4 percent Notes due 1999 (incorporated by reference to Exhibit 4.10 to the
            Company's Annual Report on Form 10-K for 1992).
 4.11       Indenture, dated as of October 15, 1992, between the Company and The Chase Manhattan (N.A.) as Trustee,
            with respect to the 9 1/2 percent Debentures due 2012 (incorporated by reference to Exhibit 4.11 to the
            Company's Annual Report on Form 10-K for 1992).
 5.1***     Opinion of Wendy C. Shiba, Esq. regarding the legality of the shares of Series C Preferred Stock.
12.1***     Computation of Ratio of Earnings to Fixed Charges.
23.1**      The consent of KPMG Peat Marwick. Previously filed as Exhibit 24.1.
23.3***     The consent of Wendy C. Shiba, Esq. is contained in her opinion included as Exhibit 5.1 hereto. Previously filed as Exhibit 24.3.
24.1***     Powers of Attorney, pursuant to which the Registration Statement and amendments thereto may be signed by certain of the officers and directors of the Company. Previously filed as Exhibit 25.1.
24.2***     Additional Powers of Attorney, pursuant to which the Registration Statement and amendments thereto may be signed by certain of the officers and directors of the Company. Previously filed as Exhibit 25.2.


   * All reports previously filed by the Company with the Commission pursuant to the 1934 Act, and the rules and regulations promulgated thereunder, exhibits of which are incorporated into this Registration Statement by reference thereto, were filed under Commission File Number 1-8712.
 ** Filed with this Amendment No. 2 to Registration Statement.

*** Previously filed.
                                      II-2

ITEM 17. UNDERTAKINGS.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                                      II-3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, as of the 28th day of January, 1994.

                                         BOWATER INCORPORATED

                                         By: /s/        DAVID G. MAFFUCCI

                                                     DAVID G. MAFFUCCI
                                                VICE PRESIDENT -- TREASURER


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities indicated as of January 28, 1994.

                      SIGNATURE                         TITLE
           /s/                A. P. GAMMIE*             Director, Chairman and Chief Executive Officer
                     A. P. GAMMIE
          /s/              R. D. MCDONOUGH*             Director and Vice Chairman
                   R. D. MCDONOUGH
          /s/               R. C. LANCASTER*            Senior Vice President and Chief Financial Officer
                   R. C. LANCASTER
          /s/                 M. F. NOCITO*             Vice President-Controller
                     M. F. NOCITO
          /s/                 F. J. AGUILAR*            Director
                    F. J. AGUILAR
           /s/                H. D. AYCOCK*             Director
                     H. D. AYCOCK
           /s/                   R. BARTH*              Director
                       R. BARTH
          /s/                 K. M. CURTIS*             Director
                     K. M. CURTIS
           /s/                  R. LASTER*              Director
                      R. LASTER
          /s/               H. G. MACNEILL*             Director
                    H. G. MACNEILL

                                      II-4

                      SIGNATURE                         TITLE
          /s/               D. R. MELVILLE*             Director
                    D. R. MELVILLE
          /s/                  J. A. ROLLS*             Director
                     J. A. ROLLS
           /s/                   J. WHITE*              Director
                       J. WHITE


* By Wendy C. Shiba, pursuant to Power of Attorney.
                                      II-5

                               INDEX TO EXHIBITS

                                                                                                                  SEQUENTIAL
EXHIBIT NO.                                             DESCRIPTION                                                PAGE NO.
 1.1**        Form of Purchase Agreement among the Company and the Representatives of the several underwriters.
 4.1          Agreement pursuant to S-K Item 601(b)(4)(iii)(A) to provide the Commission upon request copies of certain other instruments with respect to long-term debt not being registered where the amount of securities authorized under each such instrument does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement No. 2-93455).
 4.2***       Restated Certificate of Incorporation of the Company, as amended.
 4.3.1**      Form of Certificate of Designations, Preference and Rights of PRIDES, Series B Convertible
              Preferred Stock.
 4.3.2**      Form of Certificate of Designations, Preference and Rights of Series C Cumulative Preferred
              Stock.
 4.4          Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company's Registration
              Statement No. 33-11228).
 4.5          Rights Agreement between the Company and Morgan Guaranty Trust Company of New York (incorporated by reference to Exhibit 4 to Current Report of the Company on Form 8-K dated April 22, 1986).
 4.5.1        Addendum to Rights Agreement substituting The Bank of New York as successor Rights Agent
              (incorporated by reference to Exhibit 4.5A to Annual Report of the Company on Form 10-K for
              1988).
 4.6**        Form of Deposit Agreement, by and among the Company, Trust Company Bank, as Depositary and the holders from time to time of the Depositary Receipts relating to the Company's PRIDES, Series B
              Convertible Preferred Stock, together with form of Depositary Receipt as Exhibit A.
 4.6.1**      Form of Deposit Agreement, by and among the Company, Trust Company Bank, as Depositary and the holders from time to time of the Depositary Receipts relating to the Company's Series C
              Cumulative Preferred Stock, together with form of Depositary Receipt as Exhibit A.
 4.7          Indenture, dated as of August 1, 1989, between the Company and Manufacturers Hanover Trust
              Company, as Trustee, with respect to the 9 percent Debentures due 2009 (incorporated by reference to Exhibit 4.0 to Quarterly Report of the Company on Form 10-Q dated November 10,
              1989).
 4.8          Indenture, dated as of December 1, 1991, between the Company and Marine Midland Bank, N.A., as
              Trustee, with respect to the 9 3/8 percent Debentures due 2021 (incorporated by reference to
              Exhibit 4.8 to Annual Report of the Company on Form 10-K for 1991).
 4.9          Indenture, dated as of December 1, 1991, between the Company and Marine Midland Bank, N.A., as
              Trustee, with respect to the 8 1/2 percent Notes due 2001 (incorporated by reference to Exhibit
              4.9 to Annual Report of the Company on Form 10-K for 1991).
 4.10         Indenture, dated as of October 15, 1992, between the Company and The Chase Manhattan (N.A.) as
              Trustee, with respect to the 8 1/4 percent Notes due 1999 (incorporated by reference to Exhibit
              4.10 to the Company's Annual Report on Form 10-K for 1992).
 4.11         Indenture, dated as of October 15, 1992, between the Company and The Chase Manhattan (N.A.) as
              Trustee, with respect to the 9 1/2 percent Debentures due 2012 (incorporated by reference to
              Exhibit 4.11 to the Company's Annual Report on Form 10-K for 1992).
 5.1***       Opinion of Wendy C. Shiba, Esq. regarding the legality of the shares of Series C Preferred
              Stock.
12.1***       Computation of Ratio of Earnings to Fixed Charges.
23.1**        The consent of KPMG Peat Marwick. Previously filed as Exhibit 24.1.
23.3***       The consent of Wendy C. Shiba, Esq. is contained in her opinion included as Exhibit 5.1 hereto.
              Previously filed as Exhibit 24.3.
24.1***       Powers of Attorney, pursuant to which the Registration Statement and amendments thereto may be signed by certain of the officers and directors of the Company. Previously filed as Exhibit
              25.1.
24.2***       Additional Powers of Attorney, pursuant to which the Registration Statement and amendments thereto may be signed by certain of the officers and directors of the Company. Previously filed as Exhibit 25.2.



  * All reports previously filed by the Company with the Commission pursuant to the 1934 Act, and the rules and regulations promulgated thereunder, exhibits of which are incorporated into this Registration Statement by reference thereto, were filed under Commission File Number 1-8712.
 ** Filed with this Amendment No. 2 to Registration Statement.

*** Previously filed.

****************************************************************************
                                 APPENDIX

On the Prospectus Cover a Bowater logo appears where indicated.

On the Prospectus Cover a redherring appears on the left hand side, rotated 90 degress. Text reads as follows:

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

On the Back Cover a Bowater logo appears where indicated.